Exhibit 2.1

Agreement and Plan of Merger

Dated as of

March 5, 2020

By and Among

The Meet Group, Inc.,

eHarmony Holding, Inc.,

Holly Merger Sub, Inc.,

and,

solely for purposes of Section 10.17,

NCG – NUCOM GROUP SE

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBITS

Exhibit A – Definitions

Exhibit B – Certificate of Merger

Exhibit C – Certificate of Incorporation of Surviving Corporation

-v-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (together with the Disclosure Letters and Exhibits hereto, this “Agreement”) is made as of the 5th day of March, 2020, by and among The Meet Group, Inc., a Delaware corporation (the “Company”), eHarmony Holding, Inc., a Delaware corporation (“Parent”), Holly Merger Sub, Inc., a Delaware corporation and direct, wholly owned Subsidiary of Parent (“Merger Sub”), and NCG – NUCOM GROUP SE, a European stock corporation (“Parent Guarantor”), solely for purposes of Section 10.17 of this Agreement. Each of Parent, Merger Sub and the Company is sometimes referred to herein individually as a “Party” and collectively they are sometimes referred to herein as the “Parties.”

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties intend that Merger Sub shall merge with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Contemplated Transactions”), are in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions, (c) resolved to recommend adoption of this Agreement by the stockholders of the Company, and (d) directed that this Agreement be submitted to the stockholders of the Company for their adoption;

WHEREAS, the Board of Directors of Parent has determined that it is advisable and in the best interests of Parent and its stockholders for Parent to acquire the Company by means of the Merger, on the terms and subject to the conditions set forth in this Agreement, and accordingly have approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions;

WHEREAS, the Board of Directors of Merger Sub has (a) determined that this Agreement and the Contemplated Transactions are in the best interests of Merger Sub and its stockholder, (b) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions, and (c) the stockholder of Merger Sub intends to adopt a resolution approving this Agreement and the Contemplated Transactions; and

WHEREAS, concurrently with the execution and delivery of this Agreement, ProSiebenSat.1 Media SE and General Atlantic Coöperatief U.A. (collectively, the “Equity Investors”), the Company and Parent have entered into equity commitment letters, dated as of the date hereof (collectively, the “Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Definitions. Capitalized terms used in this Agreement have the meanings specified in the body of this Agreement or otherwise as specified in Exhibit A.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible under Applicable Law) of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, at the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

Section 2.02 Effective Time of the Merger. Subject to the provisions of this Agreement, immediately prior to the Closing, the parties shall file a Certificate of Merger with respect to the Merger as contemplated by Section 251 of the DGCL, together with any required related certificates, filings or recordings with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger in accordance with the DGCL. The time when the Merger becomes effective is hereinafter referred to as the “Effective Time”.

Section 2.03 Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, the closing of the Merger (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103, at 10:00 a.m. Philadelphia time, as promptly as practicable (but in no event later than the fifth (5th) Business Day) after all of the conditions set forth in Article VIII shall have been satisfied or waived by the Party entitled to the benefit of the same (other than conditions which by their nature are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions in accordance with this Agreement), or at such other place, time and date as agreed to by the parties in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”.

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 2.05 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of the Company or Merger Sub:

(a) All shares of Company Common Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Share”) (other than (i) shares to be cancelled in accordance with Section 2.05(a), (ii) as expressly set forth in Section 3.02 and (iii) subject to the provisions of Section 2.09) shall, at the Effective Time, be converted into the right to receive $6.30 in cash, without interest (the “Per Share Merger Consideration”), payable to the holder in accordance with this Article II, less any withholding in accordance with Section 3.01(h). From and after the Effective Time, all Shares converted into the right to receive the Per Share Merger Consideration pursuant to this Section 2.05(b) shall cease to be outstanding and shall automatically be cancelled and retired, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such Shares (a “Certificate”) or (ii) Shares held in book-entry form (“Book-Entry Shares”) of such Share(s) shall thereafter cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in consideration for each such Share in accordance with this Article II upon compliance with the applicable procedures set forth in this Article II.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of securities of the Company or Merger Sub, each share of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.06 Charter and Bylaws of Surviving Corporation.

(a) The certificate of incorporation of the Company immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Company Common Stock, amended and restated in its entirety as set forth in Exhibit C hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with such certificate of incorporation and Applicable Law.

(b) The bylaws of Merger Sub immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Company Common Stock, the bylaws of the Surviving Corporation until thereafter duly amended in accordance with such bylaws and Applicable Law.

Section 2.07 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such director’s or officer’s earlier death, resignation or removal.

Section 2.08 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Article IX, the Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Per Share Merger Consideration shall be appropriately adjusted to provide the holders of Shares (including Company Stock Options exercisable for Company Common Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.08 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.09 Dissenting Shares; Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares (other than Shares cancelled in accordance with Section 2.05(a)) owned by holders who have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly exercised and perfected appraisal rights of such Shares pursuant to and in accordance with Section 262 of the DGCL and have not effectively withdrawn such demand (collectively, “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration as provided in Section 2.05(b). Holders of Dissenting Shares shall be entitled to receive only the payment and rights granted by Section 262 of the DGCL. If, after the Effective Time, any such holder fails to properly perfect or otherwise effectively waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL shall cease and such Dissenting Shares shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Per Share Merger Consideration for each Share formerly represented thereby, without interest and less any required Tax withholding as provided in Section 3.01(h), upon surrender of the Certificate representing such Shares, other reasonable steps with respect to Book-Entry Shares or delivery of an “agent’s message”, as applicable, in accordance with Section 3.01. The Company shall give Parent prompt written notice of any notice or demand for appraisal or payment for Shares received by the Company prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and shall give Parent the opportunity to participate in any and all negotiations and actions with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle, or settle, any such demands.

Section 2.10 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; CONVERSION OF EQUITY AWARDS

Section 3.01 Payment of Merger Consideration.

(a) Paying Agent. Prior to the Effective Time, Parent shall enter into a customary paying agent agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), and shall deposit with the Paying Agent for the benefit of the holders of shares of Company Common Stock cash in an aggregate amount necessary to pay the Per Share Merger Consideration (such cash provided to the Paying Agent, hereinafter referred to as the “Merger Fund”). The Paying Agent shall deliver the Per Share Merger Consideration to be issued pursuant to Section 2.05 out of the Merger Fund. Except as provided in Section 3.01(g), the Merger Fund shall not be used for any other purpose.

(b) Payment Procedures.

(i) Certificates. Parent shall instruct the Paying Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day following the Closing Date, to each holder of record of a Certificate whose Shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.05, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in customary form and have such other provisions as Parent may reasonably specify), and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, the aggregate Per Share Merger Consideration in respect thereof, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. As soon as reasonably practical after the Effective Time and in any event no later than the third (3rd) Business Day following the Closing Date, Parent shall cause the Paying Agent to mail or otherwise provide to each holder of Book-Entry Shares whose Shares were converted into a right to receive the Per Share Merger

Consideration pursuant to Section 2.05, (A) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, with respect to each Book-Entry Share, only upon delivery of an “agent’s message” regarding the book-entry transfer of the Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request) and (B) instructions for use in effecting the surrender of the Book-Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender to the Paying Agent of the Book-Entry Shares by book-receipt of an “agent’s message” in accordance with the terms of such letter of transmittal, and such other documents as may reasonably be required by the Paying Agent, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, the aggregate Per Share Merger Consideration in respect thereof. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) The Per Share Merger Consideration paid in accordance with the terms of this Article III upon the surrender of the Certificates (or in accordance with Section 3.01(b)(ii) in the case of the Book-Entry Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Per Share Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.01(b) and (ii) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Shares are presented to the Surviving Corporation or the Paying Agent for any reason (including, without limitation, with respect to any Dissenting Shares that cease to be Dissenting Shares in accordance with Section 2.09), they shall be cancelled and exchanged as provided in this Article III.

(d) Any portion of the Merger Fund (including proceeds of any investment thereof) that remains undistributed to the former holders of Shares on the sixth-month anniversary of the Effective Time shall, subject to any abandoned property, escheat or similar Applicable Law, be delivered to the Surviving Corporation, upon demand, and any former holders of Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of its claim for the Per Share Merger Consideration.

(e) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law. Any Per Share Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by Applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue the Per Share Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

(g) The Paying Agent shall invest the Merger Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Shares. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Shares; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Shares pursuant to this Article III. If for any reason (including losses) the cash in the Merger Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Merger Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(h) Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of Applicable Law. Any amount deducted or withheld pursuant to this Section 3.01(h) and paid over to the relevant Taxing Authority shall be treated as having been paid to the holder of Shares in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under Applicable Law.

Section 3.02 Treatment of Company Equity Awards. Except as otherwise agreed upon by the holder and Parent in writing, the following treatment shall apply to the Company’s equity compensation:

(a) Company Stock Options. At the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, automatically and without any required action on the part of the holder thereof, be cancelled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such Company Stock Option, multiplied by (ii) the number of Shares issuable upon the exercise of such Company Stock Option as of immediately prior to the Effective Time, less any amount required to be withheld as provided in Section 3.01(h), which amount shall be payable in accordance with the Company’s standard payroll procedures as soon as reasonably practicable following the Effective Time. For the avoidance of doubt, if the exercise price per share of a Company Stock Option exceeds the Per Share Merger Consideration, such Company Stock Option shall be cancelled at the Effective Time without payment of any consideration.

(b) Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall vest in full and become free of restrictions and any repurchase rights applicable thereto shall lapse, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the Per Share Merger Consideration, less any amount required to be withheld as provided in Section 3.01(h), which amount shall be payable in accordance with the Company’s standard payroll procedures as soon as reasonably practicable following the Effective Time.

(c) Company PSUs. At the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time shall be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the Per Share Merger Consideration, multiplied by (ii) the PSU Amount, less any amount required to be withheld as provided in Section 3.01(h), which amount shall be payable in accordance with the Company’s standard payroll procedures as soon as reasonably practicable following the Effective Time. For purposes of this Agreement, “PSU Amount” means, with respect to any Company PSU outstanding immediately prior to the Effective Time, the number of units determined based on the actual attainment of the applicable performance goals through the date immediately preceding the Effective Time, and the Per Share Merger Consideration shall be the value of a share of Company Common Stock for purposes of such calculation.

(d) Company Actions. As soon as practicable after the date hereof, and in any event prior to the Effective Time, the Company and the Company Board (or applicable committee thereof) shall adopt resolutions to (i) terminate the Company Stock Plans on the Closing Date; and (ii) effectuate treatment of the Company’s equity compensation awards, as contemplated by this Section 3.02, and ensure that, after the Effective Time, (A) no former or current holder of a Company equity compensation award or any current or former participant in any Company Stock Plan or Company Plan shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Parent and (B) no holder of a Company equity compensation award shall have any right to receive any payment or benefit with respect to such Company equity compensation award, except as provided in this Section 3.02; provided that no such action shall terminate, cancel or otherwise affect any restrictive covenant binding on the holder of any Company Stock Option, Company Restricted Stock, and/or Company PSU that is contained in the Company Stock Plans or the corresponding award agreement(s), to the extent such restrictive covenant would otherwise survive such action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed or identified in (i) the Company SEC Documents filed with or furnished to the SEC pursuant to section 13(a), 13(c), 14, or 15(d) of the Exchange Act at least two (2) Business Days prior to the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or in any other section to the extent such disclosures are forward looking statements or cautionary, predictive or forward-looking in nature, or (ii) with respect to a specific section or subsection of this Agreement, the corresponding section of the Company Disclosure Letter and any other section of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such disclosure in such other section or subsection of the Company Disclosure Letter is applicable to such specific section or subsection, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the corporation laws of the State of Delaware and has all corporate power and authority to own its properties and carry on its business as conducted. Each of the Company’s Subsidiaries is duly incorporated or formed, validly existing and in good standing (to the extent such concept is recognized in the relevant jurisdiction of organization) under the Applicable Laws of its respective jurisdiction of organization and has all corporate power and authority to own its properties and carry on its business as conducted.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Contemplated Transactions. The execution, delivery and performance of this Agreement and any other agreement contemplated hereby and the consummation by the Company of the Merger and the Contemplated Transactions have been duly and validly authorized by all requisite corporate action on the part of the Company and no other proceedings on the part of the Company or its stockholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the Merger and the Contemplated Transactions, other than, as of the date of this Agreement with respect to the Merger, (i) the adoption of this Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon voting together as a single class (the “Company Stockholder Approval”) and (ii) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Applicable Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, regardless of whether enforcement is sought in a proceeding at equity or law (the “Bankruptcy and Equity Exception”).

(b) The Company Board has unanimously adopted resolutions, prior to the execution of this Agreement, (i) determining that this Agreement, the Merger and the Contemplated Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) approving and declaring advisable to enter into this Agreement and approved the execution, delivery and performance of this Agreement and any other agreement contemplated hereby and the consummation of the Merger and the Contemplated Transactions, (iii) resolving to recommend that the holders of Company Common Stock adopt this Agreement and (iv) directing that this Agreement be submitted to the holders of Company Common Stock for their adoption, which resolutions have not been subsequently withdrawn or modified in any respect in violation of the provisions of this Agreement.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and to consummate the Merger and the Contemplated Transactions under the Applicable Laws of the State of Delaware, including the DGCL.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of: 100,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock, 200,000 shares of which have been designated Series A Junior Preferred Stock. As of the close of business on March 3, 2020 (the “Company Capitalization Date”), 71,088,852 shares of Company Common Stock are issued and outstanding (not including shares held in treasury); no shares of Company Common Stock were issued and held by the Company in its treasury; no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury; 3,493,395 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options; an aggregate of 1,948,370 shares of Company PSUs were issued and outstanding (assuming maximum attainment of applicable performance goals); and an aggregate of 4,340,496 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans. Except as described in the preceding sentence, as of the Company Capitalization Date, (i) there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or (A) obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company, (B) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, convertible debt, other convertible instrument or other right, agreement, arrangement or commitment or (C) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of shares of the Company Common Stock and (ii) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or register with the SEC, any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except as expressly contemplated by this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or otherwise to the knowledge of the Company with respect to the voting of any Company Common Stock or other equity interests of the Company or any of its Subsidiaries. All outstanding shares of Company Common Stock are, and all such shares of Company Common Stock which may be issued prior to the Effective Time in accordance with the terms of this Agreement will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Contracts or any provision of the certificate of incorporation or the bylaws of the Company.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.04 Subsidiaries.

(a) As of the Effective Time, (i) the Company will own, directly or indirectly, all equity interests in each of its Subsidiaries as of the date hereof in substantially the manner set forth in Section 4.04(b) of the Company Disclosure Letter, in each case, free and clear of all Liens other than restrictions imposed by applicable securities laws and regulations, (ii) all equity interests in the Company’s Subsidiaries will have been duly authorized, validly issued, fully paid and non-assessable and (iii) there will be no outstanding options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character (A) relating to the equity interests in the Subsidiaries of the Company or (B) obligating any Subsidiary of the Company to issue, grant, extend or enter into any such option, warrant, convertible debt, other convertible instrument or other right, agreement, arrangement or commitment.

(b) Section 4.04(b) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company as of the date hereof, each such Subsidiary’s jurisdiction of incorporation or formation and the Company’s respective (direct or indirect) ownership interest in each such Subsidiary. Except for its interests in the Subsidiaries set forth in Section 4.04(b) of the Company Disclosure Letter or in any Subsidiaries created or acquired as permitted by Section 6.01(a), as of the Effective Time, the Company will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

Section 4.05 No Conflict; Board Actions.

(a) Assuming that all consents, approvals, authorizations and other actions described herein or set forth in Section 4.05 of the Company Disclosure Letter have been obtained, all filings and notifications listed in Section 4.06 or in Section 4.06 of the Company Disclosure Letter have been made, any applicable waiting period has expired or been terminated and any applicable approval or authorization has been obtained under the Antitrust Laws, and except as may result from any facts or circumstances relating solely to Parent or its Affiliates, the execution, delivery and performance by the Company of this Agreement does not, and will not, (i) contravene or conflict with the articles or certificate of incorporation or bylaws (or similar organizational documents) of the Company or any Subsidiary of the Company or (ii) (A) contravene or conflict with or violate any Applicable Law or Governmental Order applicable to the Company or any Subsidiary of the Company, (B) contravene, conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Company Material Contract or (C) (1) result in the creation or the imposition of (y) any Lien upon any assets of the Company or any of its Subsidiaries (other than a Permitted Lien) or (z) any Lien upon any of the capital stock of the Company or any of its Subsidiaries or (2) result in the cancellation, modification, revocation or suspension of any material license or Permit, authorization or approval issued or granted by any Governmental

Authority in respect of the Company or any of its Subsidiaries, except in the case of clauses (ii)(A), (ii)(B), (ii)(C)(1)(y) and (ii)(C)(2) as would not reasonably be expected to (I) materially and adversely affect the ability of the Company or any of its Subsidiaries to carry out its obligations under, and to consummate the Contemplated Transactions or (II) otherwise have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company Board has taken all necessary actions, including, but not limited to, to the extent necessary, amending the Tax Benefits Plan, to render the Tax Benefits Plan inapplicable to this Agreement, the Merger and the other Contemplated Transactions such that (i) none of the approval, execution or delivery of this Agreement, the public announcement or public disclosure by any Person of this Agreement, the Merger or the other Contemplated Transactions, the consummation of the Merger or the other Contemplated Transactions will result in (A) any of Parent or Merger Sub being deemed to be an Acquiring Person (as defined in the Tax Benefits Plan), (B) the occurrence of a Triggering Event (as defined in the Tax Benefits Plan), (C) the occurrence of a Distribution Date (as defined in the Tax Benefits Plan), (D) the occurrence of a Stock Acquisition Date (as defined in the Tax Benefits Plan), or (E) the occurrence of a Section 11(a)(ii) Event (as defined in the Tax Benefits Plan), and (ii) the Tax Benefits Plan will be terminated and of no further force and effect as of a time no later than immediately prior to the Effective Time.

Section 4.06 Governmental Consents and Approvals. Except as set forth in Section 4.06 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other Contemplated Transactions do not and will not require, on the part of the Company, any filing or registration with, notification to, or obtaining any authorization, permit, license, declaration, order, consent or approval of, or other action by or in respect of, any Governmental Authority or the Nasdaq Capital Market other than (i) as may be required by Antitrust Laws, (ii) the filing with the SEC of (A) the Proxy Statement and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the Contemplated Transactions, (iii) the filing of a declaration or, pursuant to Section 7.05(a), a joint voluntary notice with the Committee on Foreign Investment in the United States (“CFIUS”), pursuant to Section 721 of Title VII of the Defense Production Act of 1950, as amended (codified at 50 U.S.C. § 4565), and in regulations issued pursuant thereto, codified at 31 C.F.R. Parts 800, 801 and 802, as amended (“Section 721”), in accordance with the requirements of Section 721, (iv) such clearances, consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state or foreign securities laws or the applicable requirements of the Nasdaq Capital Market, (v) the filing of the Certificate of Merger or any other documents as required by the DGCL or (vi) as a result of any facts or circumstances relating to Parent or any of its Affiliates.

Section 4.07 Financial Information.

(a) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Company SEC Documents (i) presented fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect), (ii) was prepared in accordance with GAAP consistently applied during the periods covered thereby (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and (iii) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as of their respective dates.

(b) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002, as amended) with respect to all applicable Company SEC Documents. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide assurances that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(c) The Company has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient in all material respects to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP applied on a consistent basis, (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would have a material effect on the Company’s financial statements. To the knowledge of the Company, neither the Company nor the Company’s auditors have identified (x) any “significant deficiencies” or “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of such internal controls that would reasonably be expected to be adverse in any material respect to the Company’s ability to record, process, summarize and report financial information or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) Except (i) as set forth in the consolidated financial statements contained (or incorporated by reference) in the Company SEC Documents or the notes thereto, (ii) fees and expenses arising out of or in connection with this Agreement, (iii) as specifically contemplated by this Agreement or (iv) as set forth in Section 4.07(d) of the Company Disclosure Letter, the Company and its Subsidiaries have no accrued, contingent or other Liabilities of any nature, either matured or unmatured, other than Liabilities incurred in the ordinary course of business or Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is party to any material “off-balance sheet arrangement” as defined in Item 303(a)(4) of Regulation S-K.

(e) The Company has made available to Parent true, correct and complete copies of all material written correspondence between the SEC and the Company and any of its Subsidiaries occurring since December 31, 2018 and prior to the date hereof. There are no outstanding comments from the SEC with respect to any of the Company SEC Documents. None of its Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Section 4.08 Absence of Certain Changes. Since December 31, 2018 through the date of this Agreement, (i) there has not occurred any Company Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) except as contemplated by or permitted under this Agreement, the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice. Since December 31, 2018 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of, or requires Parent’s consent pursuant to, Section 6.01.

Section 4.09 Litigation.

(a) As of the date hereof, except as set forth in Section 4.09(a) of the Company Disclosure Letter, there is no Proceeding by or against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or materially delay the consummation by the Company of the Contemplated Transactions.

(b) As of the date hereof, the Company and its Subsidiaries have not issued any cease-and-desist declarations or binding undertakings and are not subject to any cease-and-desist Governmental Orders that would prevent or materially restrict the operation of the business of the Company and its Subsidiaries as currently conducted.

Section 4.10 Disclosure Documents. None of (i) the information supplied by the Company in the forms, reports, statements, schedules or other documents filed by the Company with, or furnished by the Company to, the SEC since January 1, 2017 or (ii) the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement has contained or will contain, when filed with the SEC, or when distributed or disseminated to the Company’s stockholders, any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were or will be made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Contemplated Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.10, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement that relate to Parent and its Subsidiaries, including Merger Sub, or were not supplied by or on behalf of the Company.

Section 4.11 Compliance with Laws.

(a) Since December 31, 2016, the Company and its Subsidiaries (i) have conducted their businesses in all material respects in compliance with all Applicable Laws and Governmental Orders applicable to the businesses of the Company and its Subsidiaries, and their businesses are not in material violation of any such Applicable Law or Governmental Order and (ii) have not received written notice of any violation of Applicable Laws. The Company and each of its Subsidiaries has obtained and is, in all material respects, in compliance with all material Permits that are necessary to conduct its business or to own, lease or operate its facilities. This Section 4.11 does not apply with respect to the matters that are the subject of the representations and warranties set forth in Section 4.14, Section 4.15, Section 4.16 or Section 4.18.

(b) Since December 31, 2016, the Company and its Subsidiaries have not received any written or, to the Company’s knowledge, other notification from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, rules or ordinances that such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit or authorization of a Governmental Authority, (iii) requiring it or any of its Subsidiaries to enter into or consent to the issuance of any written order, decree, agreement, memorandum of understanding or similar arrangement, commitment letter or similar submission, or extraordinary supervisory letter, or (iv) imposing or threatening to impose any monetary penalty, except, in each case, for regulatory violation letters and similar notifications from Governmental Authorities received by it and its Subsidiaries in the ordinary course of business consistent with past practice that, in each case, has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and each of its Subsidiaries is not subject to any pending, or to the Company’s knowledge, threatened, investigation, review or disciplinary proceedings by any Governmental Authority against either of it or any of its Subsidiaries or any director or officer thereof in such capacity, except for such investigations, reviews and disciplinary proceedings instituted or conducted by Governmental Authorities against it and its Subsidiaries in the ordinary course of business consistent with past practice that are not material to it and its Subsidiaries, taken as a whole.

Section 4.12 Intellectual Property.

(a) Section 4.12(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement of all (i) registered Patents, Trademarks, and copyrights included in the Company Owned Intellectual Property that are the subject of an application or registration; (ii) all material unregistered and common law Trademarks; and (iii) all registered Domain Names included in the Company Owned Intellectual Property, indicating for each item, where applicable, the registration or application number, registration or application date and the applicable filing jurisdiction. All Company Owned Intellectual Property is subsisting and, to the knowledge of the Company, except with respect to applications, is valid and enforceable. To the knowledge of the Company, the conduct of, and the use of the Company Owned Intellectual Property in connection with, the respective businesses of the Company and its Subsidiaries as presently and previously conducted did not and does not conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any other Persons, except to the extent that such conflict, infringement, misappropriation or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the other Company Entities have taken reasonable measures, consistent with industry practices to protect the confidentiality of all such Company Owned Intellectual Property, and of all Intellectual Property of other Persons that is licensed by the Company and/or a Subsidiary, in each case that is considered confidential or proprietary by the Company as of the date of this Agreement (except for such Company Owned Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), including entering into appropriate confidentiality agreements with Persons with access to such Company Owned Intellectual Property.

(c) There is no (i) Proceeding initiated by any other Person pending or, to the knowledge of the Company, threatened in writing against the Company or any other Company Entity challenging the validity, enforceability or ownership of any material Company Owned Intellectual Property; provided, in each case, that any Proceeding that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to the Company or any Company Entity shall be deemed to be “threatened” rather than “pending” or (ii) Governmental Order against the Company or any Company Entity or settlement agreement that a Company Entity is a party to or, to the knowledge of the Company, any other Governmental Order or settlement agreement restricting in any material respect the use or exploitation of any material Company Owned Intellectual Property.

(d) Each of the Company and its Subsidiaries have, since December 31, 2016, required each Person who is or was an officer, director, employee, consultant or contractor of the Company or any Subsidiary and who authors or has authored, co-authors or has co-authored, or otherwise contributes or contributed to or participates or participated in any way in the conception or development of any Intellectual Property on behalf of the Company or a Subsidiary, or who have or have had access to Trade Secrets (“IP Participant”) to execute and deliver to the Company or a Subsidiary a proprietary information and invention assignment agreement, pursuant to which, inter alia, such IP Participant has assigned any and all of such IP Participant’s rights in such Intellectual Property to Company or a Subsidiary and has agreed to keep such Intellectual Property and Trade Secrets confidential and not use such Intellectual Property or Trade Secrets for any purpose unrelated to his or her work for Company or a Subsidiary, and to the knowledge of the Company, no IP Participant is in default of any such agreement. No current or former IP Participant has filed or asserted or, to the knowledge of the Company, threatened in writing any claim against Company in connection with his or her involvement with such Intellectual Property. To the knowledge of the Company, no IP Participant has any ownership or other rights in any Patent for any invention of any kind that is material to the business of the Company and its Subsidiaries, which Patent has not been assigned to the Company or such applicable Subsidiary.

(e) The Company Owned Intellectual Property and the Intellectual Property licensed by the Company or a Subsidiary constitutes all the Intellectual Property used by the Company or a Subsidiary in the conduct of their respective businesses. The Company Owned Intellectual Property is exclusively owned by the Company or applicable Subsidiary, free and clear of all Liens except Permitted Liens. The Company and its Subsidiaries possess a valid and enforceable license to use all Intellectual Property owned by another Person to the extent necessary for the conduct of the business as currently conducted by the Company and its Subsidiaries.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Software, computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Company and its Subsidiaries are adequate and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted.

(g) To the knowledge of the Company and its Subsidiaries all Software used by the Company and its Subsidiaries and all computing and other information technology systems owned or controlled by the Company and its Subsidiaries (collectively, “Systems”), are free from any Malicious Code, including firewall protections and regular virus scans. As used herein, “Malicious Code” means any disabling mechanisms, protection features, program routine, device, code or instructions or other undisclosed feature, including any time bomb, virus, software lock, Trojan horse, software worm, or any malicious code, in each case, which are designed or that would reasonably be expected to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which any software is stored or installed or damage or destroy any data or file without the user’s consent or that is capable of accessing, modifying, deleting, damaging, disabling, corrupting, deactivating, interfering with or otherwise harming any software or other electronic information resources, computer communications facilities, applications, data, databases, operating systems, platforms, computers or other equipment with which the same interacts. To the knowledge of the Company, since December 31, 2016, there have been no unauthorized intrusions or breaches of security with respect to the Systems, including firewall protections and regular virus scans. The Company and its Subsidiaries have taken commercially reasonable steps designed to prevent the introduction of Malicious Code into the Systems or Products of the Company and its Subsidiaries, and designed to ensure that the Systems and Products are free from such Malicious Code. The Company and its Subsidiaries have taken commercially reasonable steps to back-up material Software at secure off-site locations and safeguard the security and the integrity of the Systems.

(h) Since December 31, 2016, there has been no unauthorized access to or disclosure of PII (as defined below) transmitted, stored, processed, or otherwise used by the business of the Company or its Subsidiaries and there have been no disruptions in any information technology systems that had a materially adverse effect on the business of the Company or its Subsidiaries.

(i) No Product contained in the Company Owned Intellectual Property or Software included in such Product, was integrated with, linked to, or was combined with any Open Source Materials in such a way that (i) requires or conditions the use or distribution of such Product or such Software or portion thereof on (A) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Products or such Software or portions thereof, (B) licensing or otherwise distributing or making available such Product or such Software or any portion thereof for a nominal or otherwise limited fee or charge or (C) granting a license in any Company Owned Intellectual Property to any licensee or other third party, or (ii) would otherwise impose any limitation, restriction, or condition on the right or ability of the Company to use, distribute or charge for any Product or Software included in the Company Owned Intellectual Property. The Company and its Subsidiaries are in material compliance with all terms and conditions of any license for Free or Open Source Software that is contained in, incorporated into, linked or called by, distributed with, or otherwise used by any Product.

(j) Neither the Company, nor any Subsidiary, nor any other Person acting on behalf of the Company or any Subsidiary, has disclosed or delivered, or permitted the disclosure or delivery, without obligation of confidentiality, to any escrow agent or other Person of any Software’s source code or confidential specifications or designs, or any proprietary information or algorithm contained in or relating to any Software’s source code or confidential specifications or designs, of any Company Owned Intellectual Property.

(k) There is no material license under which a Company Entity is a licensee or a licensor or otherwise is granted, obtains or agrees to grant or provide rights to use any Intellectual Property, or is restricted in its right to use any Intellectual Property (excluding (i) licenses for commercially available software and hardware (including click wrap or shrink wrap licenses) which involved aggregate payments by the Company or any of its Subsidiaries that did not exceed $250,000 during the fiscal year ended December 31, 2019, or which are reasonably expected to involve aggregate payments by the Company or any of its Subsidiaries that will not exceed $250,000 during any future fiscal year, (ii) agreements with customers or end users, or (iii) confidentiality or non-disclosure agreements with employees or contractors) (each such license, “Company License”), for which the termination thereof or the restriction or loss of rights thereunder would reasonably be expected to have a Company Material Adverse Effect. Each Company License is valid and binding on the applicable Company Entity and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Applicable Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a Proceeding at law or in equity). To the knowledge of the Company, no Company Entity is in material breach of, or material default under, any Company License to which it is a party.

(l) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 4.12, and Sections 4.11 and 4.24, are the only representations and warranties being made by the Company with respect to Intellectual Property, privacy, PII, or data rights.

Section 4.13 Real Property.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, with respect to each parcel of the Company Leased Real Property existing as of the date hereof, the Contracts which provide the Company with rights to lease, sublease, license, use or otherwise occupy such parcel of the Company Leased Real Property as of the date hereof, including any amendments or modifications thereto and any guaranties thereof (all such Contracts, together with the Contracts that provide the Company with rights to lease, sublease, license, use or otherwise occupy the Company Leased Real Property as of the Closing Date, including any amendments or modifications thereto and any guaranties thereof, collectively, the “Company Leases”), the address (or other identifying description) of such parcel and the identity of the lessor, lessee and current occupant (if different from lessee) of such parcel. True, correct and complete copies of all

Company Leases existing as of the date hereof have been provided to Parent and true, correct and complete copies of all Company Leases existing as of the Closing Date to the extent not existing as of the date hereof will be provided to Parent at Closing. The Company (i) has a valid and binding leasehold interest in, and enjoys peaceful and undisturbed possession of, each parcel of the Company Leased Real Property existing as of the date of this Agreement and (ii) will have a valid and binding leasehold interest in each parcel of the Company Leased Real Property that will exist as of the Closing Date, in each case, free and clear of all Liens, other than Permitted Liens. The Company Leased Real Property constitutes all interests in real property currently used or held for use in connection with the business of the Company Entities. All Company Leases for Company Leased Real Property located in Germany are in compliance with the formal requirements of sec. 550, 126 of the German Civil Code (BGB).

(b) With respect to each Company Lease, neither the applicable Company Entity nor, to the knowledge of the Company, any counterparty thereto is in default thereunder in any material respect, and there are no events which with the passage of time or notice, or both, would constitute a material default thereunder on the part of such Company Entity, or, to the knowledge of the Company, any other party thereto. To the knowledge of the Company, no landlord, attorney, or other authorized Person has sought to confess judgment against the Company as tenant under any Company Lease. The Company Leased Real Property is in compliance in all material respects with all laws, rules, regulations and ordinances related to the business as it is currently conducted on such Company Leased Real Property. Except as otherwise indicated on Section 4.13(b) of the Company Disclosure Letter, no Company Entity has subleased or granted to a third party any right to use or occupy all or any portion of the Company Leased Real Property. True, correct and complete copies of all Contracts subleasing or granting to a third party any such rights existing as of the date hereof have been provided to Parent and true, correct and complete copies of all Contracts subleasing or granting to a third party any such rights existing as of the Closing Date to the extent not existing as of the date hereof will be provided to Parent at Closing.

(c) To the knowledge of the Company, there are no eminent domain or similar Proceedings pending or threatened in writing affecting all or any material portion of the Company Leased Real Property. To the knowledge of the Company, there is no writ, injunction, decree, order or judgment outstanding, nor any action claim, suit or other Proceeding pending or threatened in writing against any Company Entity or relating to the lease, use, occupancy or operation by any Company Entity of the Company Leased Real Property. The buildings, improvements and structures located on the Company Leased Real Property are in good operating condition and repair.

(d) Assuming that all consents, approvals, authorizations and other actions described herein or set forth in Section 4.13(d) of the Company Disclosure Letter have been obtained, the transactions contemplated by this Agreement do not require the consent of any other party to any Company Lease, will not result in a breach of or default under any Company Lease, or otherwise cause any Company Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing.

(e) No Company Entity owns any real property.

Section 4.14 Employee Benefit Matters.

(a) U.S. Company Plans and Material Documents. Section 4.14(a) of the Company Disclosure Letter lists, as of the date hereof, all material U.S. Company Plans. “U.S. Company Plans” means: (i) “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), (ii) bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other compensation or benefit plans, programs or arrangements, and (iii) employment, termination, severance, retention or other Contracts, to which the Company or any of its Subsidiaries is a party, with respect to which the Company or any of its Subsidiaries has any obligation or which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries, in each case, for the benefit of any current or former U.S. director, U.S. independent contractor, or U.S. Company Employee or to which any such individual is a party but only to the extent that the Company or any of its Subsidiaries has any current Liabilities, but excluding any offer letter or employment agreement providing solely for base compensation, employment terminable “at will,” participation in broad-based benefit plans of the Company or its Subsidiaries, and the applicability of general Company policies and procedures. With respect to each U.S. Company Plan, the Company has made available to Parent (to the extent applicable) (i) a true and complete copy of the current plan document and any material amendments thereto, (ii) copies of (1) the most recent summary plan description and any summaries of material modifications thereto and (2) the most recent annual report on Form 5500 (including any applicable schedules and attachments thereto) filed with the Department of Labor and (iii) the most recent determination or opinion letter received from the IRS (if any).

(b) Non-U.S. Company Plans and Material Documents. Section 4.14(b) of the Company Disclosure Letter lists, as of the date hereof, all material Non-U.S. Company Plans. “Non-U.S. Company Plans” means (i) employee benefit plans, (ii) bonus, stock option (including virtual options and stock appreciation rights), stock purchase, restricted stock, incentive, deferred compensation, death or disability or retiree medical or life insurance, pension, retirement (including supplemental retirement), severance or other compensation or benefit plans, schemes, programs or arrangements, and (iii) all employment, bonus, termination, severance, loan or other Contracts, to which the Company or any of its Subsidiaries is a party, with respect to which the Company or any of its Subsidiaries has any obligation or which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries, in each case, for the benefit of any current or former Non-U.S. Company Employee or to which any current or former Non-U.S. Company Employee is a party (other than statutory plans) but excluding any employee offer letter or employment agreement providing solely for base compensation, employment terminable without giving rise to liability other than accrued compensation, participation in broad-based benefit plans of the Company or its Subsidiaries, and the applicability of general Company policies and procedures (“Company Plans” means the U.S. Company Plans and Non-U.S. Company Plans). With respect to each Non-U.S. Company Plan, the Company has made available to Parent (to the extent available) (i) a true and complete copy of the current plan document and any material amendments thereto and (ii) copies of the most recent summary plan description and any summaries of material modifications thereto.

(c) Each Company Plan (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and as applicable is in compliance in all respects with ERISA, the Code and all other Applicable Laws, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2016, all employer and employee contributions required to have, in all material respects, been made by the Company to each Company Plan have been timely made. There is no material Proceeding pending, or to the knowledge of the Company threatened, with respect to any Company Plan, other than ordinary course claims for benefits. Each U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, or an application for a favorable determination by the IRS has been timely filed and is currently pending, and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to result in a loss of the Tax-qualified status of such U.S. Company Plan under Section 401(a) of the Code. The Company has, with respect to all German Subsidiaries of the Company, made available to Parent all audit reports and notices of the social security authorities issued within the past five years.

(d) Neither the Company, nor any Subsidiary nor any ERISA Affiliate maintains or contributes to or has at any time maintained or contributed to or been obligated to contribute to any plan, program or arrangement covered by subject to Title IV or Section 302 of ERISA and or any plan that is a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(e) Since December 31, 2016, each Non-U.S. Company Plan has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with Applicable Laws. Since December 31, 2016, each Non-U.S. Company Plan required to be registered or approved by a non-U.S. Governmental Authority has been so registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Non-U.S. Company Plan that could reasonably be expected to affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company except in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Non-U.S. Company Plan is funded or insured in material compliance with Applicable Law.

(f) Except as set forth in Section 4.14(f) of the Company Disclosure Letter or otherwise provided for in this Agreement, none of the execution and delivery of this Agreement, the Company Stockholder Approval or the consummation of the Merger or any other Contemplated Transactions (alone or in conjunction with any other event, including any termination of employment) will entitle any current or former Company Employee, director, officer or independent contractor to any material compensation or benefit, (i) accelerate the time of payment, funding or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Plan or (ii) result in any material breach or violation of or default under, or limit the Company’s right to amend, modify or terminate, any Company Plan, in each case, except as provided in this Agreement or pursuant to Applicable Law. Except as disclosed in Section 4.14(f) of the Company Disclosure Letter, no amounts payable under the Company Plans will fail to be deductible for federal or foreign income Tax purposes by virtue of Section 280G of the Code (or any foreign Applicable Laws regarding Taxes) as a result of the occurrence of the Contemplated Transactions, either alone or in combination with another event. Neither the Company nor any Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(g) No Company Plan provides, or reflects or represents any liability of any of the Company and its Subsidiaries to provide, post termination or retiree life insurance, post termination or retiree health benefits or other post termination or retiree employee welfare benefits to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or other similar Applicable Law, and none of the Company, any of its Subsidiaries or any ERISA Affiliate has any material liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or similar Applicable Law.

Section 4.15 Labor Matters. Section 4.15 of the Company Disclosure Letter lists, as of the date hereof, each collective bargaining agreement or similar labor agreement (including, with respect to the German Subsidiaries of the Company, any labor custom and practice (Betriebliche Übungen) and overall commitment (Gesamtzusagen)) that is applicable to any Company Employee as of the date hereof including unionized Company Employees, to which the Company or any of its Subsidiaries is a party (or which is otherwise applicable to any of them), including arrangements with works councils and other similar employee representative bodies representing any employee of the Company and its Subsidiaries, and according to which the Company and its Subsidiaries will have outstanding rights or obligations on and following the Closing (together with such collective bargaining agreements, the “Company Union Contracts”). The Company has made available to Parent each Company Union Contract. As of the date hereof, (a) there are no material strikes or lockouts with respect to any unionized Company Employees pending or, to the Company’s knowledge, threatened in writing, (b) there is no material union organizing effort pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (c) there is no material unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing affecting the Company or any of its Subsidiaries and (d) there is no material slowdown, or work stoppage in effect or, to the knowledge of the Company, threatened in writing with respect to the Company or any of its Subsidiaries, including any unionized Company Employees. Except in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) the Company and each of its Subsidiaries conducts, and since December 31, 2016 has conducted, its business, in all material respects, in compliance with all material Applicable Laws with respect to labor relations, social security, employment and employment practices, including occupational safety and health standards, minimum wage (Mindestlohn), fixed term employments (Befristungen) and lease-out of employees (Arbeitnehmerüberlassung) (y) to the knowledge of the Company, as of the date of this Agreement, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment or nondisclosure agreement, fiduciary duty or restrictive covenant for the benefit of the Company or any of its Subsidiaries or a former employer of any such employee, and (z) to the knowledge of the Company, since December 31, 2016, no allegations of sexual harassment or sexual misconduct have been made against (i) any current or former director or officer of the Company or any of its Subsidiaries or (ii) any current employee of the Company or any of its Subsidiaries. Since December 31, 2016, neither the Company nor any of its Subsidiaries have entered into any material settlement agreements related to allegations of sexual harassment or sexual misconduct by any current or former director, officer, or employee of the Company or any of its Subsidiaries. The German Subsidiaries of the Company do not have works council (Betriebsrat) or similar employee representations body and there are no works council or shop agreements (Betriebsvereinbarungen) applicable to any German Non-U.S. Company Employee.

Section 4.16 Taxes. Except as has not had or would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 4.16 of the Company Disclosure Letter,

(a) all material Tax Returns required to have been filed by, or with respect to, the Company and its Subsidiaries have been timely filed (taking into account any valid extension of time to file granted or obtained) and all such Tax Returns are true, correct and complete in all material respects;

(b) all material Taxes required to be paid by the Company and its Subsidiaries (whether or not reflected on such Tax Returns) have been paid in full or will be timely paid in full;

(c) no deficiency or other claim for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn;

(d) no Tax Return of the Company or any Subsidiary is currently under any audit, suit, proceeding, or examination by the IRS or any state, local or foreign Taxing Authority and neither the Company nor its Subsidiaries has received written notice from any Taxing Authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns is pending or threatened;

(e) the Company and its Subsidiaries have withheld all material Taxes that any such person is obligated to withhold from amounts owing to any employee, creditor or third party and such amounts have been paid over to the proper Taxing Authority in a timely manner;

(f) during the past five years, no claim has been made in writing against the Company or its Subsidiaries by any taxing authorities in a jurisdiction where any such entity does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

(g) none of the net operating loss carryforwards, tax credit carryforwards or interest expense carryforwards are subject to limitation under Section 382 of the Code or any similar provision of state, local or foreign law;

(h) there are no Tax liens on the assets of the Company or any of its Subsidiaries (other than Permitted Liens);

(i) neither the Company nor its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 of the Code in the two years prior to this Agreement;

(j) neither the Company nor its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; and

(k) neither the Company nor its Subsidiaries is bound by any tax sharing, tax allocation or other similar agreement or arrangement the primary purpose of which relates to Taxes (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).

Section 4.17 Company Material Contracts.

(a) Except as set forth in Section 4.17 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, the “Company Material Contracts”):

(i) Contracts providing for payments by or to the Company or any Subsidiary in each case in amounts in excess of $250,000 on an annual basis;

(ii) Contracts concerning the establishment or operation of a material partnership, joint venture, limited liability company, shareholders’, co-marketing or affiliate arrangement, or other Contract that involves a sharing of profits or revenue with other Persons or other similar Contracts with any Person (other than any such Contract between the Company or any of its Subsidiaries and another Subsidiary of the Company);

(iii) Contracts relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) with material obligations (other than in respect of fraud) extending beyond the date hereof;

(iv) Contracts containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers, (B) a provision granting the other party exclusivity or similar rights or (C) a provision that requires the purchase of all or a material portion of any Company Entities’ requirements for a given product or service from a given third party and which Contract is not terminable by any Company Entity within one year of the date hereof without any required payment or other conditions (other than the condition of notice);

(v) material Contracts for the furnishing of products or services by the Company or any of its Subsidiaries to any Governmental Authority;

(vi) any material Company License;

(vii) indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness for borrowed money or has or will guarantee or otherwise become liable for any indebtedness of any other Person for borrowed money in each case, in excess of $250,000, other than any indentures, credit agreements, loan agreements or similar instruments solely between or among the Company and any of its Subsidiaries;

(viii) Contracts with the Company’s top five marketing and advertising partners based on cost in the 12-month period prior to the date of this Agreement;

(ix) Contracts between or among the Company or any Subsidiary, on the one hand, and a Related Party of the Company or any Subsidiary, on the other hand;

(x) Contracts (including an exclusive license agreement) that prohibit or materially limit the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any Company Owned Intellectual Property;

(xi) Contracts pursuant to which a material license, covenant not to assert, or other right under Intellectual Property is granted by or to the Company or any Subsidiary (for the benefit of the Company or any Subsidiary with respect to the operation of the Company’s or any Subsidiary’s business) (excluding licenses included with the Company’s or any Subsidiary’s products in the ordinary course of business and Contracts pursuant to which the Company or any Subsidiary non-exclusively licenses off-the-shelf software commercially available on standard terms, with the exception of off-the shelf software that is linked to or is included in the Software);

(xii) Contracts under which the Company or any Subsidiary (for the benefit of the Company or the Subsidiaries with respect to the operation of the Company’s or any Subsidiary’s business) is a licensor of Intellectual Property that is material to the business of the Company and its Subsidiaries (other than licenses included with the Company’s or a Subsidiary’s products in the ordinary course of business), or provider of, or agrees to encumber, not assert, transfer or sell rights in or with respect to, any Intellectual Property that is material to the business of the Company and its Subsidiaries or to provide source code to any third party;

(xiii) Contracts with consultants, advisors, salesmen, distributors, dealers, manufacturer’s representatives, sales agencies, franchisees or customers that are material and not cancelable by the Company or the applicable Subsidiary or notice of not more than ninety (90) days and without liability, penalty or premium to the Company or any Subsidiary, and all Contracts providing for the payment of any bonus or commission based on sales or earnings;

(xiv) collective bargaining or similar labor Contracts; and

(xv) Contracts that (A) limit or contain restrictions on the ability of the Company or any Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire any of its classes of equity interests or securities (other than the Company’s articles or certificate of incorporation or bylaws (or similar organizational documents)), to incur indebtedness or to incur or suffer to exist any Lien or (B) require the Company or any Subsidiary to maintain specified financial ratios or levels of net worth or liquidity.

(b) The Company has made available to Parent true, complete and correct copies of each Company Material Contract in effect on the date hereof. Each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Applicable Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a Proceeding at law or in equity), except insofar as it has expired in accordance with its terms after the date hereof. Neither the Company nor any of its Subsidiaries is in material breach of, or material default under, any Company Material Contract to which it is a party.

Section 4.18 Environmental Matters.

(a) Except as disclosed on Section 4.18(a) of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the business of the Company and its Subsidiaries is in compliance with all applicable Environmental Laws and holds all Environmental Permits that are necessary to conduct its business or to own, lease or operate its facilities as currently operated.

(b) Except as disclosed on Section 4.18(b) of the Company Disclosure Letter, there are no pending or, to the knowledge of the Company, threatened Proceedings under any Environmental Laws against or involving the Company or its Subsidiaries and, to the knowledge of the Company, there are no circumstances or conditions which would be reasonably expected to give rise to such a Proceeding, except in each case, for such Proceedings which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as disclosed on Section 4.18(c) of the Company Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Hazardous Substances have been released at or from any Company Leased Real Property for which the Company or its Subsidiaries would reasonably be expected to be required to conduct any cleanup pursuant to Environmental Law.

(d) The Company has made available to Parent copies of all material environmental reports, assessments (including Phase I or II environmental assessments), pending written claims, pending written demands, notices of violation or other material documents in its possession or control relating to any non-compliance with Environmental Laws, unresolved Proceedings under Environmental Law or the presence of any Hazardous Substances on any property currently or formerly owned, operated or used by the Company or its Subsidiaries, in each case, that identifies or relates to a matter that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) The representations and warranties contained in this Section 4.18 are the sole and exclusive representations and warranties of the Company with respect to environmental, health and safety matters.

Section 4.19 No Anti-Takeover Law. Except for the Tax Benefits Plan, as of the date hereof, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which the Company or any of its Subsidiaries is a party or otherwise is bound. Assuming that the representations of Parent and Merger Sub set forth in Section 5.11 are true and correct, the approval by the Company Board of this Agreement, the Merger and the other Contemplated Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Contemplated Transactions the restrictions on “business combinations” that otherwise may be applicable under Section 203 of the DGCL, and, accordingly, no such restrictions nor other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger and the other Contemplated Transactions. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws enacted under Applicable Law applies or purport to apply to this Agreement, the Merger or any of the other Contemplated Transactions.

Section 4.20 Opinion of Financial Advisor. The Company Board has received a written opinion (or an oral opinion to be confirmed in writing) of BofA Securities, Inc., dated on or about the date of this Agreement and based upon and subject to the qualifications, limitations, factors and assumptions set forth therein, as to the fairness, from a financial point of view, of the consideration to be received in the Merger by the holders of Company Common Stock.

Section 4.21 Brokers. Except for BofA Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company shall be solely responsible for the fees and expenses of BofA Securities, Inc., in connection with the Contemplated Transactions.

Section 4.22 Title. The Company and its Subsidiaries have good and valid title to, or valid leases, licenses or rights to use, all assets reflected on the consolidated balance sheet as of September 30, 2019 in the Company SEC Documents or acquired after such date (other than any assets disposed of since such date in the ordinary course of business consistent with past practice), free and clear of all Liens, other than Permitted Liens (except with respect to the Company Leased Real Property, which is the subject of the representations and warranties set forth in Section 4.13).

Section 4.23 Insurance. Section 4.23 of the Company Disclosure Letter contains a complete list of all material insurance policies held by the Company and its Subsidiaries as of the date hereof (the “Insurance Policies”) and a complete list of all claims (outstanding and closed) under any such Insurance Policies since December 31, 2016. The Company and its Subsidiaries are in compliance in all material respects with the provisions of each of the Insurance Policies. Neither it nor its Subsidiaries has received any written notice of cancellation of any of the Insurance Policies, other than as set forth in Section 4.23 of the Company Disclosure Letter.

Section 4.24 Data Privacy. Since December 31, 2016, the Company and its Subsidiaries have maintained in connection with their operations, activity, conduct, and business on the internet and mobile applications, a written privacy statement or policy governing the collection, maintenance, processing, and use of data and information collected from users of mobile applications owned, operated, or maintained by, or on behalf of the Company or its Subsidiaries in connection with or related to the Company’s business or the business of any of the Subsidiaries (“Company Applications”). Since December 31, 2016, the Company’s or its Subsidiaries’ internet operations, activity, conduct, or business, the Company’s and its Subsidiaries’ privacy statements or policies have been made available to users of Company Applications (“Privacy Statements”). Since December 31, 2016, the Company and its Subsidiaries have materially complied with or otherwise met their obligations or promises under each such Privacy Statement. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) use and/or disposal of, whether generated or stored by the Company or any Subsidiary directly or by a third party on behalf of the Company or any Subsidiary, of information that could identify a specific user directly or indirectly and which information is subject to Applicable Laws regarding the collection, storage, transfer, use, disposal or other form of processing of personal information (“Privacy Laws”) (collectively, “PII”), each of the Company and the Subsidiaries is and since December 31, 2016 has been in compliance with such Privacy Laws. Each of the Company and the Subsidiaries has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all PII and the privacy of the data, Trade Secrets and other confidential or proprietary information, owned, processed, used or collected by it or on its behalf from and against unauthorized access, processing, use and/or disclosure. The Company and the Subsidiaries are and since December 31, 2016 have been in compliance in all material respects with such security measures. To the knowledge of the Company, since December 31, 2016 there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any PII maintained by or on behalf of the Company or any Subsidiaries. Neither the Company nor any Subsidiary has received written notice of any kind of proceeding, complaint, litigation, action, suit, investigation, claim, or arbitration brought by any Governmental Authority against the Company or the Subsidiaries. To the knowledge of the Company, since December 31, 2016, each of the Company and its Subsidiaries has made all necessary disclosures to, and obtained all necessary consents from, users, customers, employees, contractors and any other applicable persons required by the Privacy Laws, as well as, to the extent required under the Privacy Laws, have (i) assessed the proper legal basis for processing PII, (ii) appointed and maintained in office data protection officers, (iii) taken all required measures and safeguards in processing special categories of PII within the meaning of Art. 9 General Data Protection Regulation (EU) 2016/679 (“GDPR”), (iv) implemented adequate safeguards in accordance with Art. 46 GDPR in regard to transfers of PII from a location of the Company and/or the Subsidiaries in a member state of the European Union (“EU”) to outside the EU or European Economic Area, either directly or through any data processors acting under the instructions of the Company and/or the Subsidiaries, and (v) filed any required registrations or notifications with the competent data protection authorities. To the Company’s knowledge, the consummation of the transactions contemplated by this Agreement will not (x) violate the Company’s or the Subsidiaries’ terms of service or Privacy Statements, (y) require the Company or any of the Subsidiaries to provide any notice to, or seek any consent from, any user, employee, customer, supplier, service provider or other third party thereunder as it relates to PII, or (z) under applicable Laws and the Company’s and Subsidiaries’ Privacy Statements, restrict the ability of the Company or any of the Subsidiaries to use PII after the Closing.

Section 4.25 Affiliate Transactions. Since the date of its most recent Form 10-K (in the case of the Company, as amended) was filed with the SEC, there have been no transactions, agreements, arrangements or understandings between it or any of its Subsidiaries, on the one hand, and any of its Affiliates (other than its Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.26 Disclaimer of the Company.

(a) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV (INCLUDING IN THE RELATED PORTIONS OF THE COMPANY DISCLOSURE LETTER), NONE OF THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE CONTEMPLATED TRANSACTIONS OR ANY OF THEIR BUSINESSES OR THEIR SUBSIDIARIES.

(b) EXCEPT AS EXPRESSLY SET FORTH HEREIN, NONE OF THE COMPANY OR ITS REPRESENTATIVES MAKES ANY REPRESENTATIONS OR WARRANTIES REGARDING THE ACCURACY OR COMPLETENESS OF INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS, BUSINESS PLANS, OFFERING MATERIALS OR OTHER MATERIAL MADE AVAILABLE TO PARENT, ANY OF ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES OR POTENTIAL FINANCING SOURCES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, “EXPERT SESSIONS,” SITE TOURS OR VISITS, DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF PARENT OR ITS REPRESENTATIVES OR IN ANY OTHER FORM IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS.

(c) THE COMPANY ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT, NONE OF PARENT OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON MAKES (AND THE COMPANY IS NOT RELYING ON) ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE COMPANY IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter, Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the corporation laws of the jurisdiction of its incorporation and has all corporate power and authority to own its properties and carry on its business as conducted.

Section 5.02 Corporate Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Contemplated Transactions have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub.

(b) This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Merger Sub is a direct, wholly owned Subsidiary of Parent. The copies of the articles of incorporation and bylaws of Merger Sub that were previously furnished or made available to the Company are true, complete and correct copies of such documents as in effect on the date of this Agreement.

Section 5.03 No Conflict; Board Approval.

(a) Assuming that all consents, approvals, authorizations and other actions described herein or set forth in Section 5.03 of the Parent Disclosure Letter have been obtained, all filings and notifications listed in Section 5.04 or in Section 5.04 of the Parent Disclosure Letter have been made, any applicable waiting period has expired or been terminated and any applicable approval or authorization has been obtained under the Antitrust Laws, and except as may result from any facts or circumstances relating solely to the Company or its Affiliates, the execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and will not, (i) contravene or conflict with the articles or certificate of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub or (ii) (A) contravene or conflict with or violate any Applicable Law or Governmental Order applicable to Parent or Merger Sub, (B) contravene, conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract to which Parent or any of its respective Subsidiaries is a party or by which any of their respective properties or assets is bound or (C) (1) result in the creation or the imposition of (y) any Lien upon any assets of Parent or any of its respective Subsidiaries (other than a Permitted Lien) or (z) any Lien upon any of the capital stock of Parent or Merger Sub or (2) result in the cancellation, modification, revocation or suspension of any material license or Permit, authorization or approval issued or granted by any Governmental Authority in respect of Parent or any of its Subsidiaries, except in the case of clauses (ii)(A), (ii)(B), (ii)(C)(1)(y) and (ii)(C)(2) as would not reasonably be expected to (I) materially and adversely affect the ability of Parent and Merger Sub to carry out its obligations under, and to consummate the Contemplated Transactions or (II) otherwise have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The Board of Directors of Parent, by resolutions adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has determined the Merger, this Agreement and the Contemplated Transactions are advisable and has approved this Agreement and the Contemplated Transactions. The Board of Directors of Merger Sub, by resolutions adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has determined that the Merger, this Agreement and the Contemplated Transactions are advisable and has approved this Agreement and the Contemplated Transactions, and has resolved to recommend the approval by Parent, as the sole stockholder of Merger Sub, of the Merger, this Agreement and the Contemplated Transactions. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger.

(c) The affirmative vote of the holders of a majority of the voting power of the shares of Merger Sub Common Stock is the only vote of the holders of any class or series of Parent’s or Merger Sub’s capital stock necessary to adopt this Agreement or consummate the Contemplated Transactions.

Section 5.04 Governmental Consents and Approvals. Except as set forth in Section 5.04 of the Parent Disclosure Letter, the execution, delivery and performance by Parent and Merger Sub of this Agreement do not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than (a) compliance with, and filings under, the HSR Act or the Antitrust Laws in Germany and Austria, (b) the filing of a declaration or, pursuant to Section 7.05(a), a joint voluntary notice with CFIUS in accordance with the requirements of Section 721, (c) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 2.02, (d) compliance with the Exchange Act and the Securities Act as may be required in connection with the Contemplated Transactions, (e) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the Contemplated Transactions or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (f) compliance with the rules and regulations of the Nasdaq Capital Market or other securities exchange as required in connection with the Contemplated Transactions or (g) as a result of any facts or circumstances relating to the Company or any of its Affiliates.

Section 5.05 Litigation. As of the date hereof, except as set forth in Section 5.05 of the Parent Disclosure Letter, there is no Proceeding by or against Parent or any of its respective Subsidiaries pending or, to the knowledge of Parent, threatened in writing that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the Contemplated Transactions.

Section 5.06 Sufficient Funds.

(a) Parent has delivered to the Company a true, correct and complete copy of the executed Equity Commitment Letter, relating to the commitment of the Equity Investors to provide cash equity in the aggregate amount set forth therein for the purpose of funding the Contemplated Transactions (the “Equity Financing”). The Equity Commitment Letter provides, and will continue to provide until such time as this Agreement and/or the Equity Commitment Letter is terminated, that the Company is a third party beneficiary thereof as set forth therein.

(b) As of the date hereof: (i) the Equity Commitment Letter is in full force and effect and has not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect; (ii) the Equity Commitment Letter is a legal, valid and binding obligation of Parent and each Equity Investor; (iii) except for the Equity Commitment Letter delivered to the Company, there are no side letters or other agreements, contracts or arrangements relating to the Equity Financing or the Equity Commitment Letter that could affect the amount, availability or conditionality of the Equity Financing, to which Merger Sub or Parent is a party; and (iv) assuming the satisfaction of the conditions to Merger Sub’s and Parent’s obligation to consummate the Merger (pursuant to Sections 8.01 and 8.03), no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (A) constitute a default or breach on the part of Merger Sub or Parent with respect to the Equity Financing and the Equity Investors under any term of the Equity Commitment Letter, (B) result in a failure of any condition of the Equity Commitment Letter, or (C) result in any portion of the Equity Financing contemplated thereby to be unavailable. Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger (pursuant to Sections 8.01 and 8.03), the aggregate proceeds of the Equity Financing, will be sufficient for the satisfaction of all of Merger Sub’s and Parent’s obligations under this Agreement, including payment of the Per Share Merger Consideration and all fees and expenses payable by Parent and Merger Sub related to the Contemplated Transactions. There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. As of the date hereof, assuming the satisfaction of the conditions to Merger Sub’s and Parent’s obligation to consummate the Merger (pursuant to Sections 8.01 and 8.03), neither Merger Sub nor Parent has any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the full amount of the Equity Financing will not be available to Merger Sub on the date of the Closing.

Section 5.07 Disclosure Documents. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.07, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of Parent or Merger Sub or any of their respective Subsidiaries.

Section 5.08 Operations of Merger Sub; Common Ownership. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable. Parent owns directly all of the outstanding shares of capital stock of Merger Sub. Merger Sub was newly formed solely for the purpose of engaging in the Contemplated Transactions, and at no time prior to the Effective Time will Merger Sub have conducted any business activity or other operations of any kind other than those necessary to consummate the Merger as contemplated by this Agreement.

Section 5.09 Brokers. Except for Morgan Stanley Europe SE, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent and/or Merger Sub. Parent shall be solely responsible for the fees and expenses of Morgan Stanley Europe SE in connection with the Contemplated Transactions.

Section 5.10 Section 203 of DGCL; Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three (3) years, an “interested stockholder” of the Company (in each case as such terms are defined in Section 203 of the DGCL). Neither Parent nor Merger Sub nor any of their “affiliates” or “associates” (as defined in Section 203 of the DGCL) owns (within the meaning of Section 203 of the DGCL) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

Section 5.11 Disclaimer of Parent and Merger Sub.

(a) EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V (INCLUDING IN THE RELATED PORTIONS OF THE PARENT DISCLOSURE LETTER), NONE OF PARENT OR MERGER SUB OR THEIR RESPECTIVE REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE CONTEMPLATED TRANSACTIONS OR ANY OF THEIR BUSINESSES OR THEIR SUBSIDIARIES.

(b) EXCEPT AS EXPRESSLY SET FORTH HEREIN, NONE OF PARENT, MERGER SUB, OR THEIR RESPECTIVE REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE COMPANY OR ITS REPRESENTATIVES OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO, OR USE BY, THE COMPANY OR ITS REPRESENTATIVES, OR THE COMPANY’S OR ITS REPRESENTATIVES’ USE OF, ANY INFORMATION RELATING TO THE BUSINESSES OF PARENT, MERGER SUB, AND THEIR RESPECTIVE SUBSIDIARIES.

(c) PARENT AND MERGER SUB ACKNOWLEDGE THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT, NONE OF THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON MAKES (AND PARENT AND MERGER SUB ARE NOT RELYING ON) ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO PARENT OR MERGER SUB IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by the Company Pending the Merger.

(a) From the date of this Agreement and until the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Section 9.01, except, (w) as set forth in Section 6.01 of the Company Disclosure Letter, (x) as contemplated by this Agreement, (y) for actions required by Applicable Law and (z) as Parent otherwise shall consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned, except with respect to clauses (i), (ii), (iii), (iv), (vii), (ix), (xix) and (xxi) as to which Parent may grant and withhold its consent in its sole discretion), (A) the Company shall, and shall cause its Subsidiaries to conduct its and their businesses in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact in all material respects the business organization and assets of their businesses, including by using commercially reasonable efforts to (1) keep available the services of the Company’s and its Subsidiaries’ key employees and consultants and (2) preserve the goodwill and current relationships of the Company and its Subsidiaries with customers, suppliers, distributors, licensors, licensees and other Persons with which they have business relations and (B) the Company shall not, and shall cause its Subsidiaries not to:

(i) (A) issue, sell or dispose of or (B) authorize the issuance, sale or disposition of any shares of Company Common Stock or any other class of capital stock, or other ownership interests, of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries, other than, as applicable, (1) any such issuance and sale of shares of capital stock of a directly or indirectly wholly owned Subsidiary of the Company which remains a directly or indirectly wholly owned Subsidiary of the Company after consummation of such transaction, (2) upon the exercise or settlement of, or as otherwise required by, any Company Stock Options, awards of Company Restricted Stock or Company PSUs granted pursuant to the Company Stock Plans and, in each case, outstanding on the date of this Agreement, in accordance with their terms in effect on the date of this Agreement, (3) to the extent not inconsistent with this Agreement, in accordance with the Tax Benefits Plan or (4) as required by any Company Plan in effect on the date hereof;

(ii) (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien to exist on or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien on, any assets of the businesses of the Company and its Subsidiaries, except (1) in the ordinary course of business and consistent with past practice, (2) dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the businesses of the Company or its Subsidiaries, (3) Liens that are Permitted Liens and (4) Liens securing indebtedness that would not be prohibited by Section 6.01(a)(ix);

(iii) amend or restate (x) the articles or certificate of incorporation or bylaws (or similar organizational documents) of the Company or any of its Subsidiaries or (y) the terms of its outstanding equity interests or other securities, other than as contemplated by Section 4.05(b) in connection with causing the Tax Benefits Plan to be rendered inapplicable to this Agreement, the Merger and the other Contemplated Transactions and to be terminated and of no further force and effect as of a time no later than immediately prior to the Effective Time;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or property, with respect to any of its capital stock except for (A) dividends or distributions by any directly or indirectly wholly owned Subsidiary of the Company and (B) to the extent not inconsistent with this Agreement in accordance with the Tax Benefits Plan;

(v) (A) acquire or dispose of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or (B) make any loans or advances or capital contribution to, or investment in, any Person other than the Company or a wholly-owned Subsidiary of the Company;

(vi) (A) grant any increase in the base salaries, target bonus opportunity, or other benefits payable by the Company or its Subsidiaries to any of its employees, (B) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any Company Plans, (C) adopt any collective bargaining agreements or similar labor agreements or arrangements or (D) enter into or amend any employment, consulting, change in control, transaction-related bonus, retention, severance or termination agreement with any Company Employee except, in the case of clauses (A), (B), (C) and (D) above, (1) as required by Applicable Law, (2) as required by any Company Plan in effect on the date hereof or pursuant to the terms of any Company Union Contract, (3) solely in the case of clauses (A) and (D), in the ordinary course of business consistent with the past practices of the Company or its Subsidiaries in the context of non-executive new hires or promotions based on job performance or workplace requirements and subject to the limitations set forth on Section 6.01(a)(vi) of the Company Disclosure Letter;

(vii) change any method of accounting or accounting practice or policy used by the Company as it relates to the businesses of the Company and its Subsidiaries, other than such changes as are required by GAAP, Applicable Law or a Governmental Authority;

(viii) other than in the ordinary course of business and consistent with past practice or as required by Applicable Law, (A) make any change (or file any such change) in any method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any Tax election, (C) settle or compromise any Tax Liability or consent to any claim or assessment relating to Taxes, (D) file any amended Tax Return or claim for refund, (E) enter into any closing agreement or other binding agreement with a Taxing Authority relating to Taxes or (F) waive or extend the statute of limitations in respect of Taxes, in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Parent, the Company or any of their respective Subsidiaries;

(ix) incur, guarantee or assume or otherwise become responsible for any indebtedness for borrowed money in an amount in excess of $500,000, in the aggregate, other than (A) indebtedness solely between or among the Company and its Subsidiaries, (B) letters of credit or similar arrangements entered into in the ordinary course of business consistent with past practice, (C) purchase money indebtedness and capital leases entered into in the ordinary course of business consistent with past practice and that are permitted pursuant to Section 6.01(a)(xvi) and (D) guarantees made by any Company Entity in respect of the obligations of any other Company Entity;

(x) except in the ordinary course of business, cancel any material indebtedness for borrowed money (prior to the maturity date thereof, other than in connection with a refinancing or replacement with indebtedness permitted under this Agreement) owed to it or waive any of its claims or rights of substantial value;

(xi) settle any Proceeding involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $500,000 in the aggregate, other than (A) any Proceeding brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (B) the settlement of claims, liabilities, or obligations written off as bad debt or reserved against on the Company’s most recent audited balance sheet as of December 31, 2018; provided, that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Proceeding which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(xii) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), unless in the ordinary course and consistent with past practice, any Company Material Contract or any Company Lease with respect to any material Company Leased Real Property, as the case may be, or any other Contract or Company Lease that, if in effect as of the date hereof, would constitute a Company Material Contract or Company Lease with respect to Company Leased Real Property;

(xiii) fail to exercise any rights of renewal with respect to any material Company Leased Real Property that by its terms would otherwise expire unless the Company (or, if the lessee is a Subsidiary of the Company, such Subsidiary) determines in good faith that a renewal would not be in the best interests of the Company;

(xiv) (A) abandon, disclaim, sell or assign any material Company Owned Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material Company Owned Intellectual Property, (B) grant to any third party any license or other right to use, or enter into any covenant not to sue, or (C) disclose to any Person any trade secret or confidential information, in the case of subclauses (B) and (C) with respect to any material Company Owned Intellectual Property, in each case (subclauses (A) through (C)), except in the ordinary course of business and consistent with past practice;

(xv) fail to use commercially reasonable efforts to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the businesses of the Company and its Subsidiaries;

(xvi) make any capital expenditures or other expenditures with respect to property, plant or equipment, other than consistent with the Company’s financial plan provided to Parent prior to the date hereof and not exceeding $3,000,000, individually or in the aggregate;

(xvii) waive any rights under or amend the Tax Benefits Plan, approve any exemption requests under the Tax Benefits Plan, or exempt any transactions or Persons from the effects of the Tax Benefits Plan, except as contemplated by Section 4.05(b) and Section 7.17;

(xviii) enter into any material new line of business or any new line of business in any jurisdiction that would reasonably be expected to require the receipt of additional consents or approvals of any Governmental Authority in connection with the consummation of the Merger or delay or impair the ability of the Parties to consummate the Merger;

(xix) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock (except in connection with cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or settlement (including settlement of Tax withholding obligations) of other awards or obligations outstanding as of the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(xx) notwithstanding anything herein to the contrary, knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions set forth in Article VIII not being satisfied in a timely manner, except (with prior notice to the other Parties) as may be required by Applicable Law;

(xxi) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization; or

(xxii) enter into any agreement to do any of the foregoing.

(b) From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to (i) prepare and timely file all material Tax Returns that it is required to file, (ii) timely pay all material Taxes and (iii) promptly notify Parent of any notice of any material Proceeding or audit in respect of any Tax matters (or any significant developments with respect to ongoing Proceedings or audits in respect of such Tax matters).

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.01 No Solicitation of Transactions.

(a) Except as expressly permitted by this Section 7.01, from the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with Article IX and the Effective Time, the Company agrees that it will not, nor will it permit any of its Subsidiaries to, and that it will instruct and cause its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to the Company’s stockholders), with respect to any Competing Company Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with any Person in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Company Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Company Transaction, (iv) enter into any Competing Company Transaction Agreement or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing. The Company shall, and shall cause its Subsidiaries to, and shall instruct and cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons (other than Parent and its Affiliates) conducted prior to the execution of this Agreement by the Company or any of its Subsidiaries or Representatives with respect to a Competing Company Transaction. The Company shall not, and shall cause its Subsidiaries not to, and the Company shall instruct and cause its Representatives not to, release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it or one of its Affiliates is a party in connection with a Competing Company Transaction, unless the Company Board (or a committee thereof) determines in its good faith judgment, after consulting with outside legal counsel and outside financial advisors, that failure to take any such action would be inconsistent with the Company Board’s fiduciary duties to the Company or its stockholders under Applicable Law. The Company shall, and shall cause its Subsidiaries to, promptly request each Person (other than Parent and its Affiliates) that has heretofore executed a confidentiality agreement with the Company or any of its Subsidiaries in connection with such Person’s consideration of a Competing Company Transaction (whether by merger, acquisition of stock or assets or otherwise), to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement and, if requested by Parent, to seek to enforce such Person’s obligation to do so.

(b) The Company shall promptly (and in any event within twenty-four (24) hours after the Company attains knowledge thereof) notify Parent, orally and in writing, after the receipt by the Company or any of its Representatives of any proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing Company Transaction, including any request for discussions or negotiations and any request for information relating to the Company or any of its Affiliates or for access to the business, properties, assets, books or records of the Company or any of its Affiliates. Such notice shall include a description of such proposal, inquiry, offer or request, including in reasonable detail the material terms and conditions (if any) of such proposed Competing Company Transaction (including a copy of any written proposal relating thereto) and, unless restricted by a confidentiality agreement entered into prior to the date hereof, the identity of the Person making such proposal, inquiry, offer or request. The Company agrees that it shall keep Parent reasonably informed on a prompt basis of the status and reasonable details of (including discussions with respect thereto or amendments to) any such proposal, inquiry, offer or request. The Company agrees that it shall substantially simultaneously provide to Parent any nonpublic information concerning the Company that may be made available pursuant to Section 7.01(c) to any other Person in response to any such proposal, inquiry, offer or request (including discussions with respect thereto or any amendment to) unless such information has previously been provided or made available by the Company to Parent. The Company agrees that it and its Subsidiaries will not enter into any Contract with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with this Section 7.01(b).

(c) Notwithstanding anything to the contrary in this Section 7.01, at any time prior to receipt of the Company Stockholder Approval, the Company may furnish information to, and enter into discussions and negotiations with, any Person (or any of such Person’s Representatives) who has made a written, bona fide proposal or offer with respect to a Competing Company Transaction that did not arise or result from any material breach of Section 7.01(a) if, prior to furnishing such information and entering into such discussions and negotiations, (A) the Company Board (or a committee thereof) has determined, in its good faith judgment (after consulting with an outside financial advisor and outside legal counsel), that such proposal or offer constitutes, or is reasonably likely to lead to, a Superior Proposal, (B) the Company has provided written notice to Parent of its intent to furnish information to, and enter into discussions and negotiations with, such Person and (C) the Company has obtained (to the extent not already obtained) from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, promptly upon its execution, delivered to Parent a copy of such Acceptable Confidentiality Agreement.

(d) Except as set forth in this Section 7.01(d), neither the Company Board nor any committee thereof shall (x) change, withhold, withdraw, qualify, modify or amend in a manner adverse to Parent, or fail to make, or propose publicly to withdraw, qualify, modify or amend in a manner adverse to Parent, the Company Board Recommendation (or fail to include the Company Board Recommendation in the Proxy Statement), or (y) approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt, any Competing Company Transaction (any such actions, a “Change in the Company Board Recommendation”). Notwithstanding the foregoing:

(i) the Company Board may make a Change in the Company Board Recommendation if (A) other than in connection with or as a result of the making of a Competing Company Transaction, a material event, development or change in circumstances relating to the Company first occurring or arising after the date of this Agreement and prior to the receipt of Company Stockholder Approval if and only if such event, development or change of circumstances was neither known nor reasonably foreseeable to the Company Board on the date of this Agreement, which material event, development or change in circumstances becomes known to the Company Board prior to receipt of the Company Stockholder Approval (such material development or change in circumstances being referred to as an “Intervening Event”) (it being understood that in no event shall (x) the receipt, existence or terms of a Competing Company Transaction, (y) changes in and of themselves in the market price or trading volume of Company Common Stock or (z) the fact that the Company meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event), (B) the Company Board (or a committee thereof) determines in its good faith judgment, after consulting with its outside legal counsel, that an Intervening Event has occurred and a failure to make a Change in the Company Board Recommendation would be inconsistent with the Company Board’s fiduciary duties to the Company or its stockholders under Applicable Law, (C) Parent does not, within three (3) Business Days, or such shorter period in the event that the Company Stockholders’ Meeting is scheduled to occur in less than three (3) Business Days, after Parent receives written notice from the Company that the Company Board has determined that an Intervening Event requires the Company Board to effect a Change in the Company Board Recommendation and describing in reasonable detail the circumstances underlying such determination, make a written offer to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Change in the Company Board Recommendation, and (D) during such applicable period, the Company engages in good-faith negotiations with Parent (to the extent that Parent desires to negotiate) to amend this Agreement in such a manner that obviates the need for the Company Board to effect, or cause the Company to effect, a Change in the Company Board Recommendation; and

(ii) if at any time prior to receipt of the Company Stockholder Approval and in response to the receipt of an offer or proposal with respect to a Competing Company Transaction that did not arise or result from any material breach of this Section 7.01, the Company Board (or a committee thereof) determines in its good faith judgment (after consulting with an outside financial advisor and outside legal counsel) that such offer or proposal constitutes a Superior Proposal and determines in its good faith judgment, after consulting with its outside legal counsel, that a failure to make a Change in the Company Board Recommendation with respect to such Superior Proposal would be inconsistent with the Company Board’s fiduciary duties to the Company or its stockholders under Applicable Law, then the Company Board may, with respect to such Superior Proposal, (x) make a Change in the Company Board Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 9.01(g) in order to enter into a definitive agreement providing for such Superior Proposal if, in each case:

(1) the Company has provided written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal promptly after the Company Board determines it has received a Superior Proposal, stating that the Company Board intends to make a Change in the Company Board Recommendation or terminate this Agreement pursuant to Section 9.01(g) and describing in reasonable detail the terms and conditions of such Superior Proposal, including a copy of the offer or proposal that constitutes the Superior Proposal; and

(2) Parent does not, within five (5) Business Days of receipt of the Notice of Superior Proposal (the “Notice Period”), make a written offer or proposal to revise the terms of this Agreement (any such offer, a “Revised Transaction Proposal”) in a manner that the Company Board (or a committee thereof) determines in its good faith judgment, after consulting with an outside financial advisor and outside legal counsel, to be at least as favorable to the Company’s stockholders as such Superior Proposal; provided, however, that, during the Notice Period, the Company shall negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding any Revised Transaction Proposal and, following the end of the Notice Period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent and shall have determined, after consultation with its outside financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect; provided, further, that any amendment to the material terms of such Superior Proposal during the Notice Period shall require a new written notice of the material terms of such amended Superior Proposal from the Company and a new notice period shall commence, except that the five (5) Business Day period shall instead be equal to the longer of the three (3) Business Day Notice Period and the period remaining under the initial five (5) Business Day Notice Period, including with respect to the Company’s obligations to negotiate in good faith with Parent.

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in its good faith judgment, after consulting with its outside legal counsel, that a failure to make such disclosure would be inconsistent with the Company Board’s fiduciary duties to the Company or its stockholders under Applicable Law.

Section 7.02 Preparation of Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement (and in any event no later than twenty (20) Business Days after the date of this Agreement), the Company shall prepare and file with the SEC, a proxy statement, in preliminary form, relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), which shall, subject to Section 7.01 (including a Change in the Company Board Recommendation), include a statement to the effect that the Company Board has recommended that the holders of Company Common Stock vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting (the “Company Board Recommendation”). The Company shall use all reasonable best efforts to respond as promptly as practicable to any comments by the SEC staff in respect of the Proxy Statement. Parent and Merger Sub shall exercise reasonable best efforts to furnish all information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall provide Parent a reasonable opportunity to review and propose comments on the Proxy Statement prior to the filing thereof (and any amendments or supplements thereto) or any responses or other communications to the SEC or its staff and shall in good faith consider such comments reasonably proposed by Parent for inclusion therein. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. The Company shall use reasonable best efforts to cause the definitive Proxy Statement to be mailed to the holders of Company Common Stock as of the record date established for the Company Stockholders’ Meeting as promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement.

(b) If at any time prior to the Company Stockholders’ Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement, the party that discovers such information shall promptly notify the other party and the Company shall use reasonable best efforts to prepare (with the assistance of Parent, if applicable) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by Applicable Law. The Company further agrees to use reasonable best efforts to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by Applicable Law.

(c) Subject to the other provisions of this Agreement, the Company shall (i) take all actions required under the DGCL and the certificate of incorporation and bylaws of the Company to duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement (and in any event within forty-five (45) days of such mailing) for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”), with the record date and meeting date of the Company Stockholders’ Meeting to be selected after reasonable consultation with Parent, and (ii) unless a Change in the Company Board Recommendation has been made, use all reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Contemplated Transactions.

(d) Notwithstanding anything to the contrary in this Agreement but subject to the DGCL, (i) if the Company reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders’ Meeting, including due to an absence of quorum, then on no more than one occasion (for a period of not more than thirty (30) calendar days) and prior to the vote contemplated having been taken, the Company shall have the right to require an adjournment or postponement of the Company Stockholders’ Meeting for the purpose of soliciting additional votes in favor of this Agreement, and (ii) if requested by Parent on no more than one occasion, the Company shall adjourn, delay or postpone the Company Stockholders’ Meeting, if Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders’ Meeting. The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the dissemination of the Proxy Statement to the holders of Company Common Stock.

Section 7.03 Access to Information. From the date of this Agreement until the Closing, upon reasonable notice, the Company shall use its reasonable best efforts to (i) afford Parent and its authorized Representatives reasonable access to the offices, properties and books and records of the Company and its Subsidiaries and (ii) furnish to the authorized Representatives of Parent such reports, schedules and other documents filed or received by it pursuant to the requirements of Applicable Law and such additional accounting, financing, operating, and additional available information regarding the Company and its Subsidiaries (or copies thereof), as Parent may from time to time reasonably request; provided that (x) any such access or furnishing of information shall be conducted at Parent’s expense, during normal business hours, under the supervision of the personnel of the Company or its Subsidiaries and in such a manner as not to unreasonably interfere with the normal operations of the Company and its Subsidiaries, (y) all requests for access pursuant to this Section 7.03 shall be made in writing and shall be directed to and coordinated with a person or persons designated by the Company in writing and (z) Parent shall not, and shall cause their respective Representatives not to, contact any of the employees, customers, distributors or suppliers of any Company Entity, without the specific prior written authorization of the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide any access or disclose any information to Parent or its respective Representatives if such disclosure could reasonably be expected to (A) jeopardize, or result in a loss or waiver of, any attorney-client or other legal privilege, (B) contravene any Applicable Law, fiduciary or other duty or any agreement or (C) result in the loss of protection of any proprietary information or Trade Secrets of any Company Entity; provided that the Company shall give notice to Parent of the fact that it is withholding such access or information pursuant to clauses (A), (B) or (C) of this Section 7.03 and thereafter Parent and the Company shall use their respective commercially reasonable efforts to cause such access or information, as applicable, to be provided, or made available, in a manner that would not reasonably be expected to jeopardize such privilege, contravene such Applicable Law, fiduciary or other duty or agreement, or result in any loss of such protection of proprietary information. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Representatives shall be allowed to conduct any invasive or subsurface sampling of any soil or groundwater or other environmental media, or any building material, without the prior written consent of the Company, which consent may be withheld in the sole discretion of the Company.

Section 7.04 Directors’ and Officers’ Indemnification.

(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors or officers of the Company and its Subsidiaries (the “D&O Indemnified Parties”) as provided in the form of amended and restated certificate of incorporation of the Company set forth in Exhibit C hereto, the existing bylaws (or similar governing documents) of the Company or its Subsidiaries, the existing certificates of incorporation of the Company’s Subsidiaries or any indemnification Contract between such directors or officers and the Company and its Subsidiaries (in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date hereof) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the form of amended and restated certificate of incorporation of the Company set forth in Exhibit C hereto, the existing bylaws (or similar governing documents) of the Company or its Subsidiaries, the existing certificates of incorporation of the Company’s Subsidiaries or any indemnification Contract as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.04(a).

(b) Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6) year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insured persons than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the Contemplated Transactions), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that in no event shall the Company pay, or the Surviving Corporation be required to pay, with respect to such insurance policies, more than 250% of the most recent annual premium paid by the Company prior to the date of this Agreement (the “Maximum Amount”). If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that in no event shall Parent be required to pay annual premiums in excess of the Maximum Amount, but in such case shall purchase as much coverage as possible for the Maximum Amount.

(c) The covenants contained in this Section 7.04 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Applicable Law, contract or otherwise.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.

Section 7.05 Regulatory and Other Authorizations; Notices and Consents.

(a) Each Party shall, and shall cause its Affiliates to, use best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully with the other Parties in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith. Each Party agrees to, and shall cause its Affiliates to, make as promptly as reasonably practicable its respective legally applicable filings, but in Austria and Germany in no event later than within thirty (30) Business Days following the date hereof, which can be extended upon agreement between the parties if the Austrian or German competition authority respectively proposes to have more time for pre-filing consultations, and in the United States within fifteen (15) Business Days following the date hereof, it being understood that notwithstanding Parent’s obligations pursuant under the Agreement, antitrust filings in Austria and Germany will be made by Parent in fulfillment of the filing obligations of all other Parties, and in the case of filing of a declaration, or to the extent determined appropriate by Parent, a joint voluntary notice with respect to the Contemplated Transactions to CFIUS, no more than ten (10) Business Days following the date hereof, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by CFIUS or pursuant to the HSR Act or any other Antitrust Laws. Upon filing of the declaration with CFIUS, each Party will cooperate fully with the other Parties in promptly preparing the information necessary for the submission of a joint voluntary notice to CFIUS. In the event that (i) CFIUS requests that Parties submit a joint voluntary notice after it concludes its review of the declaration or (ii) no more than five (5) Business Days after CFIUS concludes its review of the declaration, Parent reasonably decides after consultation with the Company to submit a joint voluntary notice after CFIUS has determined that it is not able to conclude action pursuant to the declaration, Parties shall, and shall cause their Affiliates to, submit a draft joint voluntary notice no more than ten (10) Business Days following CFIUS’s response to the Declaration. Parties shall, and shall cause their Affiliates to, submit a final joint voluntary notice no more than five (5) Business Days after receiving comments to the draft joint voluntary notice from CFIUS. Parent shall be responsible for all filing fees.

(b) Without limiting the generality of the undertakings of the Parties pursuant to Section 7.05(a), and notwithstanding anything in this Agreement to the contrary, Parent agrees to use its best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve, avoid or eliminate each and every impediment under the HSR Act or any other Antitrust Laws asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as promptly as reasonably practicable (and in any event, prior to the Termination Date), including (i) proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries or (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit Parent’s or any of its Subsidiary’s freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent or the Company or any of their respective Subsidiaries in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Governmental Order in any suit or Proceeding, which would otherwise have the effect of preventing the Closing, as applicable. If such efforts fail to resolve, avoid or eliminate each and every impediment under the HSR Act or any other Antitrust Laws that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur, then Parent shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would prevent the Closing from occurring as promptly as reasonably practicable (and in any event, prior to the Termination Date). Notwithstanding the foregoing or any other provision of this Agreement, none of Parent, the Company or any of their respective Subsidiaries shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries that, in each case, is not conditioned on the consummation of the Contemplated Transactions.

(c) Each Party shall promptly notify the other Parties of any substantive communication it or any of its Representatives receives from any Governmental Authority relating to the ability to consummate the Contemplated Transactions and permit the other Parties to review in advance any proposed substantive communication by such Party to any Governmental Authority, it being understood that (i) Parent, notwithstanding its obligations under this agreement, shall be responsible for and entitled to direct the antitrust filings, in particular with regard to the overall strategy and the documents and information made available to the relevant Governmental Authorities by way of the filing or subsequent submissions; and (ii) no other Party is entitled to make any submission or to provide any information to the relevant Governmental Authorities in Austria and Germany without the explicit prior consent of Parent, unless to the extent such other Party is obliged by Applicable Law or enforceable order of any Governmental Authority to make available certain information to the relevant Governmental Authority. The Party providing communications for review under the foregoing sentence shall consider, in good faith, the suggestions made by the other Parties. Parent and the Company shall not agree to participate in any meeting or substantive discussion with any Governmental Authority in respect of any filings, investigation (including any settlement of an investigation), litigation or other inquiry relating to the Contemplated Transactions unless it consults with Parent or the Company, as applicable, in advance. Each Party shall, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate in such meeting or substantive discussion. Each Party shall, and shall cause its Representatives to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of the applicable waiting period under the HSR Act and with regard to antitrust filings in Austria and Germany as promptly as reasonably practicable. Each Party shall, and shall cause its Representatives to, provide each other with copies of all substantive correspondence, filings or substantive communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Contemplated Transactions; provided, however, that materials may be redacted (i) as necessary to comply with contractual arrangements or Applicable Law and (ii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; provided, further, that a Party may designate information that it views to be commercially sensitive or competitively sensitive to be viewed only by outside antitrust counsel for the other Parties, and such designation shall be honored by the Parties receiving that information.

(d) Parent and its Affiliates shall use reasonable best efforts to take, or cause to be taken, all actions that are customarily and reasonably undertaken to obtain CFIUS Approval so as to enable the Closing to occur, including submitting a draft and final joint voluntary notice, if necessary, in accordance with Section 7.05(a) and providing all such assurances as may be customarily and reasonably necessary to address national security (including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement), law enforcement, and public safety interests in relation to any services offered by the Company or its Subsidiaries or facilities owned or leased by the Company or its Subsidiaries, provided that such actions (i) do not require Parent or any of its Affiliates to act or refrain from acting in a manner that would reasonably be expected to have a material adverse effect on Parent’s ownership, management or control of the Company or any of its Subsidiaries or result in any personal civil or criminal liability for the individual who is the ultimate beneficial owner of a controlling interest in Parent, (ii) do not relate to the assets or businesses of Parent or any of its Affiliates that are held apart from the Company except insofar and to the extent that such assets or businesses of Parent or any of its Affiliates that are held apart from the Company would have Contracts or understandings to use or hold assets (including information) or businesses of, the Company or any of its Subsidiaries, and (iii) do not relate to the assets or business of the Company or its Subsidiaries or Parent or any of its Affiliates to the extent those assets and businesses do not involve interstate commerce in the United States.

Section 7.06 Control of the Company’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct any of the operations of the Company or its Subsidiaries prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.07 Section 16 Matters. Prior to the Effective Time, the Parties shall take all steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Contemplated Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.08 Confidentiality. The terms of the letter agreement, dated as of August 22, 2019 (the “Confidentiality Agreement”), between the Equity Investors and the Company shall continue in full force and effect until the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 7.09 Further Actions. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under Applicable Law (other than with respect to the matters covered in Section 7.05, which shall be governed by the provisions of Section 7.05) to consummate and make effective the Merger and the other Contemplated Transactions as promptly as reasonably practicable (and in any event no later than the Termination Date).

Section 7.10 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the date which is one year from the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent and its Subsidiaries) (the “Continuation Period”), Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide to each employee of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Continuing Employees”) with (i) annual base salary or wage level no less than the annual base salary or wage level provided by the Company and its Subsidiaries as of the date immediately prior to the Effective Time, (ii) annual target bonus opportunities (excluding equity-based compensation) that are no less than the annual target bonus opportunities (excluding equity-based compensation) provided by the Company and its Subsidiaries as of the date immediately prior to the Effective Time, (iii) severance benefits as described in Section 7.10(a) of the Company Disclosure Letter, and (iv) other employee benefits that are, in the aggregate, substantially comparable to the employee benefits provided by the Company and its Subsidiaries as of the date immediately prior to the Effective Time.

(b) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding any retiree health plans or programs maintained by Parent or any of its Subsidiaries, any defined benefit retirement plans or programs maintained by Parent or any of its Subsidiaries, and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, credit all service of the Continuing Employees with the Company or any of its Subsidiaries or predecessors, as the case may be as if such service were with Parent, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation and severance benefits, if applicable) for full or partial years of service in any Parent Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Company Plan. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan is comparable to a Company Plan in which such Continuing Employee participated immediately before the Closing Date (provided that in the case of any insured arrangement such waivers shall be subject to the consent of the applicable insurer and Parent shall use commercially reasonable efforts to obtain such consent); and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical, vision, disability, life insurance and/or other welfare benefits to any

Continuing Employee (collectively, the “Parent Welfare Plans”): (A) Parent shall use commercially reasonable efforts to cause all pre-existing conditions, exclusions or limitations, eligibility waiting periods and actively-at-work requirements of such Parent Welfare Plan to be waived for such Continuing Employee and his or her covered dependents; and (B) Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such Continuing Employee’s participation in the corresponding Parent Welfare Plan begins to be taken into account under such Parent Welfare Plan for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Welfare Plan.

(c) This Section 7.10 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 7.10, express or implied, shall confer upon any Company Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.10. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of the Surviving Corporation, Parent, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent the Surviving Corporation, Parent, or any of their respective Affiliates from terminating the employment of any Continuing Employee following the Effective Time. The Parties hereto acknowledge and agree that the terms set forth in this Section 7.10 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Corporation, Parent, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Company Employee and the Surviving Corporation.

(d) With respect to matters described in this Section 7.10, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent.

Section 7.11 Obligations of Merger Sub. Parent shall cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement.

Section 7.12 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Applicable Laws and rules and policies of the Nasdaq Capital Market to enable the de-listing by the Surviving Corporation of the Company Common Stock from the Nasdaq Capital Market and the deregistration of the Company Common Stock and other securities of the Company under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.13 Stockholder Litigation. Each Party hereto shall promptly notify the other Parties hereto in writing of any litigation related to this Agreement, the Merger or the other Contemplated Transactions that is brought, or, to the knowledge of such Party, threatened in writing, against such Party and/or its directors (any such litigation, a “Transaction Litigation”) and shall keep such other Party reasonably informed on a current basis with respect to the status thereof. Subject to the fiduciary duties of the Company Board and except in any litigation or Proceeding where the Parties may be adverse to each other, the Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any Transaction Litigation, and the Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the Parent.

Section 7.14 Takeover Statutes. If any state takeover Applicable Law or state Applicable Law that applies or purports to apply to this Agreement or any of the Contemplated Transactions, including the Merger, or purports to limit or restrict business combinations or the ability to acquire or vote shares of Company Common Stock (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Applicable Law (“Takeover Law”), including Section 203 of the DGCL) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other Contemplated Transaction, then the Company and the Company Board, as applicable, shall use their reasonable best efforts to take such actions within their control as permitted under Applicable Law to (a) ensure that the Contemplated Transactions, including the Merger, may be consummated as promptly as practicable on the terms contemplated herein and (b) otherwise act to eliminate, or if not possible minimize to the maximum extent possible, the effects of such Applicable Law on this Agreement and the Contemplated Transactions, including the Merger.

Section 7.15 Resignations. The Company will use commercially reasonable efforts to cause any director or non-employee officer of the Company and its Subsidiaries, to the extent requested by Parent in writing to the Company not less than five (5) Business Days prior to the Closing Date, to submit at the Closing a letter of resignation in form reasonably satisfactory to Parent and the Company effectuating such resignation effective as of the Effective Time.

Section 7.16 FIRPTA Certificate. At or prior to the Effective Time the Company shall deliver to Parent a certificate and notice described in Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), duly executed by the Company certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 7.17 Tax Benefits Plan. The Company Board and the Company shall take all actions necessary to render the Tax Benefits Plan inapplicable to the Contemplated Transactions.

Section 7.18 Equity Financing Commitments.

(a) Parent shall use reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity Financing, including using reasonable best efforts to (i) maintain in effect the Equity Commitment Letters, (ii) ensure the accuracy of all representations and warranties of Parent or Merger Sub, if any, set forth in the Equity Commitment Letters, (iii) comply with all covenants and agreements of Parent or Merger Sub set forth in the Equity Commitment Letters, (iv) satisfy on a timely basis all conditions applicable to Parent or Merger Sub set forth in the Equity Commitment Letters, and

(v) consummate the Equity Financing contemplated by the Equity Commitment Letters (subject to the conditions set forth therein) at or prior to the Closing; provided, however, that nothing contained in this Section 7.18 shall require Parent, Merger Sub or their respective Affiliates to threaten or file any lawsuit against Equity Investors.

(b) Parent shall not, and ensure that Merger Sub shall not, amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letters without the prior written consent of the Company if such amendment, modification or waiver could or could reasonably be expected to (i) delay or prevent the Closing, (ii) reduce the aggregate proceeds of the Equity Financing from that contemplated by the Equity Commitment Letters as in effect on the date hereof, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing, (iv) make the funding of the Equity Financing (or satisfaction of the conditions thereto) less likely to occur at or prior to the Closing, or (v) adversely impact (A) the ability of Parent to consummate the transactions contemplated by this Agreement by the Closing Date or (B) the ability of any of Parent or Merger Sub to enforce its rights against other parties under the Equity Commitment Letters. Parent agrees to notify the Company promptly, and in any event within one Business Day, if at any time prior to the Closing Date (i) the Equity Commitment Letters expire or are terminated for any reason (or if any Person attempts or purports to terminate the Equity Commitment Letters, whether or not such attempted or purported termination is valid) or (ii) the Equity Investors refuse to provide the full Equity Financing on the terms set forth in the Equity Commitment Letters.

(c) Notwithstanding anything in this Agreement to the contrary, Parent expressly acknowledges and agrees that the availability of the Equity Financing is not a condition to the obligations of Parent and Merger Sub to consummate the Merger or the Contemplated Transactions.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust Waiting Periods. The waiting period (and any extensions thereof) applicable to consummation of the Merger under the HSR Act shall have expired or been subject to early termination and such of the approvals listed on Section 8.01(b) of the Company Disclosure Letter shall have been granted, or shall be deemed to have been granted, pursuant to the Applicable Laws in the relevant jurisdiction.

(c) No Injunctions or Restraints. No Applicable Law or Governmental Order (whether temporary, preliminary or permanent) issued by a Governmental Authority of competent jurisdiction, shall be in effect which prohibits, restrains, enjoins or makes illegal the consummation of the Merger or any of the other Contemplated Transactions.

(d) CFIUS Approval. CFIUS shall have (i) provided a written notice that it has determined that it has concluded action and there are no unresolved national security concerns with respect to the Contemplated Transactions, (ii) indicated that CFIUS is not able to conclude action under Section 721 with respect to the Contemplated Transactions on the basis of a declaration but has not requested the submission of a joint voluntary notice, and Parent has determined not to submit a joint voluntary notice with CFIUS pursuant to Section 721, or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the transactions contemplated by this Agreement, then (A) the President shall have announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (B) having received a report from CFIUS requesting the President’s decision, the President shall not have taken any action after fifteen (15) days from the date the President received such report from CFIUS (“CFIUS Approval”).

Section 8.02 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction, or waiver in writing by the Company, at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date), and, in the case of this paragraph, interpreted without giving effect to any Parent Material Adverse Effect or materiality qualifications, except where all failures of such representations and warranties referred to in this paragraph to be true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied, in all material respects, with each of its covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate of an executive officer of Parent, dated the Closing Date, as to the satisfaction of the conditions set forth in Section 8.02(a) and Section 8.02(b).

Section 8.03 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction, or waiver in writing by Parent, at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company contained in (A) Section 4.03 shall be true and correct in all respects (both as of the date of this Agreement and as of the Closing Date as though made on and as of such date) except, in the case of Section 4.03, for de minimis deviations (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date except for de minimis deviations) and (B) Section 4.01, Section 4.02, Section 4.19, and Section 4.21 shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(ii) The other representations and warranties of the Company set forth in Article IV (A) that are qualified by a Company Material Adverse Effect qualification shall be true and correct in all respects as so qualified both as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as so qualified as of such earlier date) and (B) that are not qualified by a Company Material Adverse Effect shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date), except where all failures of such representations and warranties to be true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied, in all material respects, with each of its covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect that, individually or in the aggregate, has had a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of an executive officer of the Company, dated the Closing Date, as to the satisfaction of the conditions set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c).

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time before or after receipt of the Company Stockholder Approval, as follows:

(a) by either the Company or Parent, if the Effective Time shall not have occurred by 11:59 p.m. Philadelphia time on December 5, 2020 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement

(and, in the case of Parent, Merger Sub’s action or failure to fulfill any obligation under this Agreement) shall have been the primary cause of the failure of the Effective Time to occur on or prior to such date; provided, further, that if the condition to the Closing set forth in Section 8.01(b) shall not have been satisfied by the Termination Date (as it may be extended as set forth below), then either the Company or Parent shall be entitled to extend the Termination Date by two successive three (3)-month periods by written notice to the other Party (the Termination Date may be so extended not more than twice), it being understood that (i) the second extension shall be available only if required to permit Parent to fulfill remedies imposed by a Governmental Authority pursuant to an approval required to satisfy the condition set forth in Section 8.01(b) if the fulfillment of such remedy is required under any of such approvals for the Closing to occur and (ii) in no event shall the Termination Date be so extended to a date that is later than the fifteen (15) months following the date of this Agreement;

(b) by either the Company or Parent, in the event that any Governmental Authority of competent jurisdiction shall have issued a Governmental Order that permanently enjoins the consummation of the Merger and such Governmental Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement (and, in the case of Parent, Merger Sub’s action or failure to fulfill any obligation under this Agreement) has been the primary cause of the issuance of such Governmental Order;

(c) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting (which convened and at which the polls were closed after a vote of the holders of Company Common Stock), or at any adjournment or postponement thereof taken in accordance with this Agreement;

(d) by Parent, if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred, that would give rise to the failure of a condition set forth in Section 8.03(a) or Section 8.03(b) and such breach is not cured, or is incapable of being cured, upon the earlier of (i) thirty (30) days following Parent’s written notice to the Company of such breach and Parent’s intent to terminate this Agreement or (ii) the Termination Date; provided that the right to terminate this Agreement under this Section 9.01(d) shall not be available to Parent if Parent or Merger Sub is then in material breach of its representations, warranties, covenants or agreements in this Agreement so as to cause a condition set forth in Section 8.02(a) or Section 8.02(b) not to be satisfied;

(e) by Parent, prior to obtaining the Company Stockholder Approval, if (i) a Change in the Company Board Recommendation has occurred or (ii) the Company shall have materially breached its obligations in Section 7.01;

(f) by the Company, if a material breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred, and such breach is not cured, or is incapable of being cured, upon the earlier of (i) thirty (30) days following the Company’s written notice to Parent of such breach and the Company’s intent to terminate this Agreement or (ii) the Termination Date; provided that the right to terminate this Agreement under this Section 9.01(f) shall not be available to the Company if the Company is then in material breach of its representations, warranties covenants or agreements in this Agreement so as to cause a condition set forth in Section 8.03(a) or Section 8.03(b) not to be satisfied;

(g) by the Company, prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 7.01(d)(ii); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee; or

(h) by the written consent of all of the Parties.

Section 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other Parties, and this Agreement shall forthwith become void, and there shall be no Liability under this Agreement on the part of any Party or their respective Representatives; provided that nothing in this Section 9.02 or Section 9.03 shall relieve any Party from Liability for any Willful Breach prior to such termination of any of its covenants or agreements set forth in this Agreement; and provided, further, that notwithstanding the foregoing, the provisions of Section 7.08, this Section 9.02, Section 9.03 and Article X shall survive any termination of this Agreement and remain in full force and effect.

Section 9.03 Fees and Expenses.

(a) The Parties agree that:

(i) if Parent terminates this Agreement pursuant to Section 9.01(e), then, no later than two (2) Business Days after the date of Parent’s notice of such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee in cash in immediately available funds;

(ii) if the Company terminates this Agreement pursuant to Section 9.01(g), then, prior to or substantially concurrently with the Company’s notice of such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee in cash in immediately available funds; and

(iii) if (A) (1) the Company or Parent terminates this Agreement pursuant to Section 9.01(a) or Section 9.01(c) or (2) Parent terminates this Agreement pursuant to Section 9.01(d) on the basis of a breach of a covenant or agreement, (B) following the date hereof and prior to the termination of this Agreement, a Competing Company Transaction shall have been publicly announced or shall have been publicly known and, in either case, not publicly withdrawn and (C) on or prior to the date that is twelve (12) months after the date of such termination, the Company enters into a Competing Company Transaction Agreement (or consummates a Competing Company Transaction), then, on the earlier of the date the Company enters into such Competing Company Transaction Agreement or consummates such Competing Company Transaction, the Company shall pay or cause to be paid to Parent the Company Termination Fee in cash in immediately available funds; provided that, solely for purposes of this Section 9.03(a)(iii), the references to “20%” in the definition of Competing Company Transaction shall be deemed to refer to “50%”.

(b) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Except as expressly set forth in this Agreement, including this Section 9.03, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses) incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger or any other Contemplated Transaction is consummated; provided, that, for the avoidance of doubt, Parent shall pay all filing fees payable for filings required or otherwise made pursuant to the HSR Act or any other applicable Antitrust Laws and to CFIUS in order to obtain CFIUS Approval, and the Company shall not be required to pay any fees or other payments to any Governmental Authority in connection with any filings under the HSR Act or such other filings as may be required under applicable Antitrust Laws or to CFIUS in order to obtain CFIUS Approval in connection with the Contemplated Transactions.

(d) In the event Parent shall receive the Company Termination Fee, pursuant to this Section 9.03, except in the case of a Willful Breach by the Company, the receipt thereof shall be deemed to be the sole and exclusive remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, the Company or any of their respective Affiliates, as applicable, in connection with this Agreement and the Contemplated Transactions (and the termination thereof or any matter forming the basis for such termination), and none of Parent, Merger Sub, the Company nor any of their respective Affiliates, as applicable shall be entitled to bring or maintain any other Proceeding or seek any other remedy against the other parties or any of their respective direct or indirect Affiliates, equityholders, officers, directors, advisors or other representatives, or, in the case of Parent and Merger Sub, arising out of this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination.

(e) The Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Contemplated Transactions. In the event that the Company shall fail to pay the Company Termination Fee, the amount of such payment shall be increased to include the costs and expenses incurred or accrued by or on behalf of Parent, on the one hand, or the Company, on the other hand, (in each case, including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.03, together with interest on such unpaid Company Termination Fee, commencing on the date that the Company Termination Fee became due, at a rate of interest equal to the Interest Rate.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations and Warranties. The representations and warranties of the Company in this Agreement and in any instrument delivered pursuant hereto, and any covenant or agreement to be performed by the Company prior to the Effective Time, shall terminate at the Effective Time.

Section 10.02 Notices.

All notices, requests and other communications to any Party hereunder shall be in writing (including email or similar writing) and shall be given,

if to Parent or Merger Sub:

c/o Parship Group GmbH

Speersort 10

Hamburg, Germany

Attention: Henning Rönneberg

Email: henning.roenneberg@parshipelite.com

with a copy (which shall not constitute notice) to:

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, CA 90067

Attention: Deborah Conrad

Email: DConrad@milbank.com

if to the Company:

The Meet Group, Inc.

100 Union Square Drive

New Hope, Pennsylvania 18938

Attention: General Counsel

Email: fred@themeetgroup.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attention: James W. McKenzie, Jr.; Michael N. Baxter

Email: james.mckenzie@morganlewis.com; michael.baxter@morganlewis.com or to such other address or email and with such other copies, as such Party may hereafter specify for that purpose by notice to the other Parties. Each such notice, request or other communication shall be effective (a) on the day delivered (or if that day is not a Business Day, on the first following day that is a Business Day) when (i) delivered personally against receipt or (ii) sent by overnight courier, (b) on the day when email is transmitted (or if that day is not a Business Day, on the first following day that is a Business Day) and (c) if given by any other means, upon delivery at the address specified in this Section 10.02 (or such other address as a Party hereafter may specify by notice to the other Parties).

Section 10.03 Amendments; Waivers.

(a) This Agreement may be amended, modified and supplemented in any and all respects any time prior to the Effective Time with respect to any of the terms of this Agreement; provided, however, that (i) no such amendment, modification or supplement shall adversely affect the rights of the stockholders of the Company (other than Parent, Merger Sub or their respective Affiliates) under this Agreement without the approval of such stockholders of the Company and (ii) no amendment shall be made to this Agreement after the Effective Time. Any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party.

(b) At any time prior to the Effective Time, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties in this Agreement or in any document delivered pursuant to this Agreement, (iii) subject to clause (a)(i) of this Section 10.03, waive compliance with any covenants and agreements in this Agreement or (iv) waive the satisfaction of any of the conditions in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party against whom the waiver or extension is to be effective. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 10.04 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer, directly or indirectly, in whole or in part, any of its rights or obligations under this Agreement without the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, no assignment, delegation or other transfer of rights under this Agreement shall relieve the assignor of any Liability or obligation hereunder. Any attempted assignment, delegation or transfer in violation of this Section 10.04 shall be void.

Section 10.05 Construction. As used in this Agreement, any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural. References in this Agreement to a Party or other Person include their respective successors and assigns. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation” unless such phrase otherwise appears. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, Schedules, Disclosure Letters and Attachments shall be deemed references to Articles and Sections of, and Exhibits, Schedules, Disclosure Letters and Attachments to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or.” With regard to each and every term and condition of this Agreement, the Parties understand and agree that, if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this

Agreement. All references in this Agreement to “dollars” or “$” shall mean United States dollars. Any period of time hereunder ending on a day that is not a Business Day shall be extended to the next Business Day. Where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to is publicly available on the SEC’s website through its Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system or has been physically or electronically delivered to the relevant Parties or their respective Representatives, including, in the case of “made available” to Parent, material that has been posted in a “data room” (virtual or otherwise) established by or on behalf of the Company. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.

Section 10.06 Disclosure Letters. Notwithstanding anything to the contrary contained in the Disclosure Letters or in this Agreement, the information and disclosures contained in any Section of a Disclosure Letter shall be deemed to be disclosed and incorporated by reference in each other Section of such Disclosure Letter as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on its face notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of such Disclosure Letter in this Agreement. Certain items and matters are listed in the Disclosure Letters for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in a Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of a Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in such Disclosure Letter. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract, Applicable Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

Section 10.07 Public Announcements. None of the Parties (and in the case of Parent, any of Parent’s Affiliates) shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Contemplated Transactions or otherwise communicate with any news media regarding this Agreement or the Contemplated Transactions without the prior written consent of the other Parties (such consent not to be unreasonably withheld, delayed or conditioned), unless such press release or public announcement is required by Applicable Law or applicable stock exchange regulation, in which case the Parties shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication; provided, however, that the prior written consent of the other Parties shall not be required hereunder with respect to any press release, public announcement or communication that is substantially similar to a press release, public announcement or communication previously issued with the prior written consent of the other Parties; provided, further, however, that the restrictions set forth in this Section 10.07 shall not apply to any release or announcement made or proposed to be made in connection with and related to a Change in the Company Board Recommendation or a Competing Company Transaction.

Section 10.08 Entire Agreement. This Agreement (including the Disclosure Letters) and any other agreements contemplated hereby, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter hereof.

Section 10.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts (including by PDF), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto.

Section 10.10 Governing Law. This Agreement shall be construed in accordance with and governed by federal law and by the laws of the State of Delaware (without regard to the choice of law provisions thereof).

Section 10.11 Dispute Resolution, Consent to Jurisdiction. Any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Contemplated Transactions shall be brought in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and each of the Parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such Proceeding and waives any objection to venue laid therein. Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the State of Delaware. Without limiting the foregoing, each of the Parties agrees that service of process upon such Party at the address referred to in Section 10.02 (or such other address as may be specified in accordance with Section 10.02) shall be deemed effective service of process upon such Party. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING (INCLUDING ANY COUNTERCLAIM) DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 10.11.

Section 10.12 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. The application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and be enforced to the fullest extent permitted by Applicable Law. To the extent any provision of this Agreement is determined to be prohibited or unenforceable in any jurisdiction, or determined to be impermissible by any Governmental Authority, each of the Parties agrees to use reasonable commercial efforts to substitute one or more valid, legal and enforceable provisions that, insofar as practicable, implement the purposes and intent of the prohibited, unenforceable, or impermissible provision.

Section 10.13 Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.14 Specific Performance. Each Party acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such Party and that any such breach would cause the other Parties irreparable harm. Accordingly, each Party also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such Party, the other Parties shall be entitled to equitable relief without the requirement of posting a bond or other security, and without proof of actual damages, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other Parties at law or in equity. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.

Section 10.15 No Third-Party Beneficiaries. Except (i) as provided in Section 7.04 as hereof (which shall be to the benefit of the parties referred to in such Section), (ii) the rights of the Company as an express third-party beneficiary of the Equity Commitment Letter, this Agreement is for the sole benefit of the Parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.16 Non-Parties. Notwithstanding anything to the contrary set forth herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the Persons that are expressly identified as parties to this Agreement in their capacities as such and no Related Party of any party hereto, or any Related Party of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether at law or equity, in tort, contract or otherwise) based on, with respect to, or by reason of, the transactions contemplated hereby or with respect to any oral representations made or alleged to be made in connection herewith; provided, that, the foregoing will not limit the rights of the parties to the Equity Financing under the Equity Commitment Letter. Without limiting the rights of any party against the other parties, in no event shall the Company, Parent or any other party to this Agreement or any of their respective Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party; provided, that, the foregoing will not limit the rights of the parties to the Equity Financing under the Equity Commitment Letter.

Section 10.17 Parent Guarantor.

(a) Parent Guarantor hereby absolutely, irrevocably and unconditionally guarantees (the “Parent Guarantee”) to the Company the performance of Parent’s and Merger Sub’s obligations under this Agreement, including payment of the Purchase Price (the “Guaranteed Obligation”). The Parent Guarantee is one of payment, not collection, and a separate action, suit, claim, investigation or other legal proceeding to enforce the Parent Guarantee may be brought and prosecuted against Parent Guarantor, irrespective of whether any such action, suit, claim, investigation or other legal proceeding is brought against the Parent, Merger Sub or any other Person or whether Parent, Merger Sub and/or any other Person is joined in any such action, suit, claim, investigation or other legal proceeding. The liability of Parent Guarantor under the Parent Guarantee shall, to the fullest extent permitted under Applicable Law, be absolute and unconditional, irrespective of: (i) the validity, legality or enforceability of this Agreement against Parent or Merger Sub; (ii) any release or discharge of any obligation of Parent or Merger Sub under this Agreement resulting from any change in the corporate existence, structure or ownership of Parent, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or any of its assets; (iii) any amendment or modification of this Agreement, or any change in the manner, place or terms of payment or performance of the Guaranteed Obligation or any other obligation of Parent or Merger Sub hereunder, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of, or any consent to, any departure from the terms of this Agreement or the documents entered into in connection herewith; or (iv) any other act or omission that may or might in any manner or to any extent vary the risk of Parent Guarantor or otherwise operate as a discharge of Parent Guarantor as a matter of law or equity, other than any defenses under this Agreement available to Parent or Merger Sub; provided, however, that Parent Guarantor shall in all events have the benefit of any rights (including defenses) to which Parent or Merger Sub would be entitled under this Agreement, other than those described in clause (ii) above. The Guaranteed Obligation under the Parent Guarantee shall conclusively be deemed to have been created, contracted or incurred in reliance upon the Parent Guarantee. When the Company is pursuing its rights and remedies hereunder against Parent Guarantor, the Company shall be under no obligation to pursue any rights and remedies it may have against Parent, Merger Sub or any other Person for the Guaranteed Obligation , and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent, Merger Sub or any other Person shall not relieve Parent Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies of the Company, whether express, implied or available as a matter of law. The Company shall not be obligated to file any claim relating to the Guaranteed Obligation in the event that Parent, Merger Sub or Parent Guarantor becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Parent Guarantor’s obligations hereunder. In the event that any payment to the Company in respect of the Guaranteed Obligation is rescinded or must otherwise be returned in the event of any insolvency proceeding, the Parent Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment has not been made. The Parent Guarantor irrevocably waives acceptance, presentment, demand, protest and any notice in respect of the Parent Guarantee not provided for herein. So long as the Parent Guarantee remains in full force and effect, in the event the Parent Guarantor or any of its successors or assigns (x) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (y) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Parent Guarantor shall assume the obligations set forth in this Section 10.17. The Parent Guarantor has the requisite power and authority to execute and deliver this Agreement and to perform its obligation hereunder to pay, when and if due, the Guaranteed Obligation. The execution, and delivery of this Agreement, and the performance by the Parent Guarantor of its obligation to pay, when and if due, the Guaranteed Obligation, have been duly authorized by all necessary action on the part of the Parent Guarantor, and no other action is necessary on the part of the Parent Guarantor to authorize this Agreement or the payment, when due, of the Guaranteed Obligations. This Agreement has been duly executed and delivered by the Parent Guarantor and, assuming the due authorization, execution and delivery hereof by each other party hereto, constitutes a legal, valid and binding obligation of the Parent Guarantor, enforceable against the Parent Guarantor in accordance with its terms, except as limited by (1) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to creditors’ rights generally and (2) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law.

(b) The Parent Guarantee shall remain in full force and effect and shall be binding on the Parent Guarantor until (x) the deposit of the Per Share Merger Consideration at Closing pursuant to Section 3.01 hereof at which time the Parent Guarantee shall automatically terminate and shall have no further force and effect, and shall no longer be binding on Parent Guarantor or (y) in the event that this Agreement is terminated prior to Closing pursuant to Section 9.01, the later of (i) ninety (90) days from the date of such termination and (ii) the final, non-appealable and conclusive resolution of any and all claims brought under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed under seal by their respective authorized representatives on the day and year first above written.

eHarmony Holding, Inc.

By:	/s/ Stefan Schulze
	Name:	Stefan Schulze
	Title:	Chief Financial Officer and Treasurer

By:	/s/ Carlos Robles
	Name:	Carlos Robles
	Title:	Chief Customer Officer and Managing Director

Holly Merger Sub, Inc.

By:	/s/ Tim Schiffers
	Name:	Tim Schiffers
	Title:	President and Managing Director

By:	/s/ Marc Schachtel
	Name:	Marc Schachtel
	Title:	Treasurer and Managing Director

NCG – NUCOM GROUP SE
(Solely for purposes of the obligations set forth Section 10.17 of this Agreement)

By:	/s/ Claas van Delden
	Name:	Claas van Delden
	Title:	Member of the Executive Board

By:	/s/ Florian Tappeiner
	Name:	Florian Tappeiner
	Title:	Member of the Executive Board

[Signature Page to Agreement and Plan of Merger]

The Meet Group, Inc.

By:	/s/ Geoff Cook
Name: Geoff Cook
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

(a) The following terms have the following meanings:

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person with confidentiality terms as to the Company’s information that are, in the aggregate, no less favorable to the Company than those in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 7.01.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such specified Person; provided, that with respect to Parent and Merger Sub, the term “Affiliate” shall only include Persons directly or indirectly controlled by NCG – NUCOM GROUP SE and its Subsidiaries. For purposes of determining whether a Person is an Affiliate, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, Contract or otherwise.

“Antitrust Laws” means all United States federal and state, and any foreign, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, and the Federal Trade Commission Act of 1914.

“Applicable Law” means, with respect to any Person, any federal, state, county, municipal, local, multinational or foreign statute, treaty, law, executive order, common law, ordinance, rule, regulation, administrative order, writ, injunction, judicial decision, decree, permit or other legally binding requirement of any Governmental Authority applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person).

“Beneficial Owner” has the meaning given to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means a day, other than a Saturday, Sunday or other day, on which commercial banks in New York, New York or Munich, Germany are authorized or required by law to close.

“Certificate of Merger” means a certificate of merger, in the form set forth as Exhibit B.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Letter” means the confidential disclosure letter delivered by the Company to Parent and Merger Sub immediately prior to the date hereof.

“Company Employee” means any employee of the Company or any of its Subsidiaries.

“Company Entity” means any of the Company or any of its Subsidiaries.

“Company Leased Real Property” means real property leased, subleased or licensed by the Company or its Subsidiaries, as tenant, subtenant or licensee.

“Company Material Adverse Effect” means any event, circumstance, change in or effect on the Company and its Subsidiaries that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to: (a) the business, assets, results of operations or the financial condition of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger, and the other transactions contemplated hereby on a timely basis; provided, however, that none of the following shall be or will be deemed to constitute and shall not be taken into account in determining the occurrence of a Company Material Adverse Effect: (i) changes generally affecting business, economic or political conditions (or changes therein) in the United States or in any other country or region in the world; (ii) changes affecting the financial, credit or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (iii) the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with the Company’s and its Subsidiaries’ customers, suppliers, distributors, licensors, licensees and other Persons with which they have business relations; (iv) (1) the failure by the Company and its Subsidiaries to meet any internal or other estimates, expectations, forecasts, plans, performance measures, projections, budgets, operating statistics or revenue or earnings predictions for any period or (2) any change in the Company’s stock price or trading volume (it being understood in the case of each of clauses (1) and (2) that the underlying cause of, or factors contributing to, such failure or change may be taken into account in determining whether a Company Material Adverse Effect has occurred); (v) any occurrence, outbreak, escalation or worsening of war or any act of terrorism; (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods or other natural or man-made disasters, weather-related conditions, explosions or fires, or any force majeure events in any country or region in the world; (vii) changes or effects that generally affect the conditions in the industries or segments thereof in which the Company and its Subsidiaries operate, including legal and regulatory changes; (viii) changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or Applicable Law or the interpretation or enforcement thereof after the date of this Agreement; or (ix) any other action taken by the Company or any of its Subsidiaries at the written direction of Parent or any Affiliate of Parent or as expressly required by the terms of this Agreement; provided further, however, that any event, change, and effect referred to in clauses (i), (ii), (iii), (v), (vi), (vii) or (viii) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the preferred stock, par value $0.10 per share, of the Company.

“Company PSUs” means all restricted stock units payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, in each case, that are subject to performance-based vesting criteria, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Restricted Stock” means all shares of Company Common Stock, subject to vesting or other restrictions, whether granted pursuant to the Company Stock Plans or otherwise.

“Company SEC Documents” means all forms, reports, statements, schedules and other documents filed by the Company with, or furnished by the Company to, the SEC since September 30, 2016.

“Company Stock Options” means all options to acquire shares of Company Common Stock from the Company, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Stock Plans” means the The Meet Group, Inc. 2018 Omnibus Incentive Plan, the MeetMe, Inc. 2016 Inducement Omnibus Incentive Plan, the MeetMe, Inc. 2012 Omnibus Incentive Plan, the Quepasa Corporation 2006 Stock Incentive Plan and the MeetMe, Inc. Management Bonus Plan in each case as amended and/or restated (as applicable).

“Company Termination Fee” means $18,631,945.

“Competing Company Transaction” means any transaction or series of related transactions (other than the Contemplated Transactions) that constitutes (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, the assets of which constitute or represent more than 20% of the total revenue or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, (ii) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 20% of the total revenue or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition to any Person of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company, (iv) any tender offer or exchange offer that, if consummated, would result in any Person becoming the Beneficial Owner of more than 20% of any class of equity securities of the Company or (v) any combination of the foregoing.

“Competing Company Transaction Agreement” means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other Contract relating to any Competing Company Transaction (other than an Acceptable Confidentiality Agreement).

“Contract” means all legally binding contracts, agreements, arrangements, leases and subleases (including leases and subleases of real property), licenses, commitments, notes, bonds, mortgages, indentures, sales and purchase orders, other instruments and other undertakings of any kind, whether written or oral.

“Disclosure Letter” means, as the context requires, the Company Disclosure Letter and/or the Parent Disclosure Letter.

“Domain Names” means all URLs, social media accounts, short codes, hash tags in internet web sites and internet domain names.

“Environmental Laws” means any and all Applicable Laws that relate to protection of health, safety or the environment or that impose Liability for, or standards of conduct concerning, the manufacture, processing, generation, distribution, use, treatment, storage, disposal, discharge, release, emission, cleanup, transport or handling of Hazardous Substances, including the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1984, the Toxic Substances Control Act, and the Occupational Safety and Health Act of 1970 and similar state laws.

“Environmental Permit” means any Permit, identification number or registration required pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer the Company for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Company Credit Agreement” means that Credit Agreement, dated as of August 29, 2019, among the Company, as borrower, certain subsidiaries of the Company, as guarantors, Bank of America, N.A., as administrative agent and as a lender, and the several banks and other financial institutions party thereto, as amended, restated, supplemented or otherwise modified from time to time prior to the date of, or otherwise in a manner not prohibited by, this Agreement.

“Free or Open Source Software” means any software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement); or (b) any other license or other agreement that requires, as a condition of the sue, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“GAAP” means United States Generally Accepted Accounting Principles as in effect on the date of this Agreement.

“Governmental Authority” means any multinational, foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, arbitral panel, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” means (i) substances defined as “hazardous substances” or “hazardous waste” pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or the Resource Conservation and Recovery Act of 1976, (ii) substances defined as “hazardous substances” or “hazardous waste” in the regulations adopted pursuant to any of said laws, (iii) substances defined as “toxic substances” in the Toxic Substances Control Act, (iv) any hazardous or toxic other wastes, substances or materials, including polychlorinated biphenyls, petroleum, petroleum derivatives, petroleum products, asbestos and asbestos-containing materials and (v) any contaminants, pollutants or other wastes, substances or materials as regulated as hazardous or toxic or words of similar import pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all (i) all Trademarks; (ii) Patents; (iii) Trade Secrets; (iv) published and unpublished works of authorship, whether copyrightable or not (including Software), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) rights in Software; (vi) Domain Names; and (vii) rights to exclude others from appropriating any of such Intellectual Property, including the right to sue for and remedies against past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein and any other proprietary intellectual property.

“Interest Rate” means, on any given day, the rate per annum equal to the “prime” rate as published on such day in the Wall Street Journal, Eastern Edition.

“IRS” means the United States Internal Revenue Service.

“Liabilities” means all liabilities and obligations of any kind, character or description, whether liquidated or unliquidated, known or unknown, fixed, variable or contingent, accrued or unaccrued, absolute, determined, determinable or indeterminable, or otherwise, including those arising under any Applicable Law, Proceeding or Contract.

“Lien” means, (i) with respect to any asset, any mortgage, lien, claim, pledge, hypothecation, charge, security interest or other encumbrance or restriction on title or transfer of any kind in respect of such asset and (ii) with respect to real property, any title defects, encumbrances, easements and restrictions, invalidities or irregularities.

“Non-U.S. Company Employee” means any Company Employee (or any director or officer of the Company or any of its Subsidiaries) who is employed primarily outside (or, in the case of any expatriate Company Employee, whose home country is outside) the United States immediately prior to the Closing.

“Open Source Materials” means any Software or other materials obtained pursuant to a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any copyleft license or any license approved by the Open Source Initiative, or any Creative Commons License. “Open Source Materials” includes, without limitation, Software distributed under the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD licenses, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the Apache License and other like licenses.

“Parent Disclosure Letter” means the confidential letter delivered by Parent to the Company immediately prior to the execution of this Agreement.

“Parent Material Adverse Effect” means any event, circumstance, change in or effect that would prevent or materially delay, interfere with, impair or hinder the consummation by Parent, or Merger Sub of the Merger and the other Contemplated Transactions in accordance with the terms of this Agreement.

“Patents” means inventions, whether patentable or not, and all patents, invention disclosures, and design registrations, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues, and applications for any of the foregoing.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates or Governmental Orders of or issued by any Governmental Authority that are required for a Party to own its assets or conduct its business as it is being conducted on the date of this Agreement or as of the Closing Date.

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the applicable financial statements; (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and other similar Liens or security obligations incurred in the ordinary course of business and arising by operation of law with respect to any amounts not yet delinquent or the validity or amount of which is being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (c) Liens arising under workers’ compensation, unemployment insurance or other social security legislation; (d) Liens and other imperfections of title that do not materially detract from the value or materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Company and its Subsidiaries, as the case may be, as currently conducted; (e) zoning, entitlement, building, and other land use regulations imposed by Governmental Authorities having jurisdiction over such Person’s leased real property, which are not violated in any material respect by the current use and operation of such real property; (f) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s leased real property, which do not, individually or in the aggregate, materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (g) any right of way or easement related to public roads and highways, which do not, individually or in the aggregate, materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (h) mortgages, deeds of trusts and other security interests under the Existing Company Credit Agreement; and (i) any other Liens that, individually or in the aggregate, do not materially impair the value or the continued use and operations of the assets or properties to which they relate.

“Person” means an individual, a corporation, a general partnership, a limited partnership, a limited liability company, a limited liability partnership, a joint venture, an association, a trust or any other entity or organization, including a Governmental Authority.

“Proceeding” means any proceeding (public or private), litigation, suit, arbitration, dispute, demand, claim, charge, action, cause of action, subpoena, inquiry, governmental audit or investigation before any court, grand jury, Governmental Authority or any arbitration or mediation tribunal or authority.

“Product” means any product (including Software) or service currently developed, marketed, licensed, sold, performed, distributed or otherwise made available by the Company or any of its Subsidiaries.

“Related Party” of a Person means such Person’s former and current direct or indirect equity holders, controlling persons, directors, officers, employees, agents, advisors, attorneys, Representatives, Affiliates, members, financing sources, incorporators, managers, general or limited partners or successors or assignees.

“Representatives” means, with respect to a Person, each of its respective directors, officers, attorneys, accountants, employees, advisors, agents or financing sources.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all: (a) computer programs, including any and all software implementations of algorithms, models and methodologies, compilers, tool sets, whether in source code, object code or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) any higher level or “proprietary” languages, (d) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens and screen displays, user interfaces, report formats, firmware, development tools, templates, menus, buttons, and icons, and (e) all documentation, including user manuals and other training documentation and notes related to any of the foregoing.

“Subsidiary” means, with respect to any Person, any other Person of which the specified Person, either directly or through or together with any other of its Subsidiaries, owns more than 50% of the voting power in the election of directors or their equivalents, other than as affected by events of default.

“Superior Proposal” means a written bona fide offer or proposal made by a third party with respect to a Competing Company Transaction on terms and conditions that the Company Board determines, in its good faith judgment, after consulting with an outside financial advisor and outside legal counsel, and taking into account all legal, financial and regulatory (including the likelihood of timely receipt of CFIUS Approval and expiration of the waiting period under the HSR Act and approval under all other applicable Antitrust laws) and other aspects of the proposal, including availability of financing, and any changes to the terms of this Agreement proposed by Parent in response to such offer or proposal, or otherwise, to be (a) more favorable from a financial point of view, to the stockholders of the Company than the Contemplated Transactions and (b) reasonably expected to be consummated. For purposes of the definition of “Superior Proposal,” each reference in the definition of “Competing Company Transaction” to “20%” shall be replaced with “50%”.

“Tax” means any tax, including any net income, gross income, gross receipts, recapture, alternative or add-on minimum, sales, use, business and occupation, business, professional and occupational license, value-added, trade, goods and services, ad valorem, franchise, profits, license, business royalty, withholding, payroll, employment, capital, exercise, transfer, recording, severance, stamp, occupation, premium, property, asset, real estate acquisition, environmental, custom duty, impost, obligation, assessment, levy, tariff or other tax, governmental fee or other like assessment or charge, together with any interest and any penalty, addition to tax or additional amount imposed by a Taxing Authority.

“Tax Benefits Plan” means the Section 382 Tax Benefits Preservation Plan, dated as of October 4, 2019, by and between the Company and Action Stock Transfer Corporation, as Rights Agent, as amended from time to time.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, or declaration of estimated Tax) filed with or required to be filed with a Taxing Authority in connection with the payment, determination, assessment or collection of any Tax or the administration of any Applicable Law relating to any Tax and any amended Tax return or claim for refund.

“Taxing Authority” means any Governmental Authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the U.S. Internal Revenue Service or any successor thereto, including its agents, representatives, and attorneys acting in their official capacity).

“Trade Secrets” means trade secrets, information that derives economic value from not being generally known and confidential or proprietary business information (including ideas, research and development, formulas, specifications, recipes, know-how, procedures, compositions, manufacturing and production processes and techniques, data or technical data, designs, drawings, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), and any other information that would constitute a trade secret as defined in the Uniform Trade Secrets Act and under corresponding applicable laws.

“Trademarks” means all trademarks, service marks, trade names, business names, corporate names, service names, trade dress, look and feel, product names, brand names, logos, slogans, taglines, 800 numbers, social media usernames, handles, hashtags and account names, titles, characters (including names, likenesses and images), symbols, emblems, insignia and monograms, and other distinctive identification and identifiers of source, whether or not registered, including all goodwill associated therewith, and any and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing.

“Treasury Regulations” means the regulations promulgated under the Code.

“U.S. Company Employee” means any Company Employee who is employed primarily in (or, in the case of any expatriate Company Employee, whose home country is) the United States immediately prior to the Closing.

“Willful Breach” shall mean intentional and willful material breach, or an intentional and willful material failure to perform, covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or nonperforming Person with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Person’s act or failure to act would, or would be reasonably expected to, result in or constitute a material breach of or failure of performance under this Agreement. For the avoidance of doubt, failure by Parent or Merger Sub to consummate the Merger when all of the conditions thereto (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived shall constitute a “Willful Breach” for purposes of this Agreement.

(b) “To the knowledge,” “known by,” “known” or “aware of” (and any similar phrase) means (i) with respect to Parent and Merger Sub, to the actual knowledge of the individuals set forth on Appendix A of the Parent Disclosure Letter and (ii) with respect to the Company, to the actual knowledge of the individuals set forth on Appendix A of the Company Disclosure Letter.

(c) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Exhibit A
Affiliate	Exhibit A
Agreement	Preamble
Antitrust Laws	Exhibit A
Applicable Law	Exhibit A
Bankruptcy and Equity Exception	Section 4.02(a)
Beneficial Owner	Exhibit A

Term	Section
Book-Entry Shares	Section 2.05(b)
Business Day	Exhibit A
Certificate	Section 2.05(b)
Certificate of Merger	Exhibit A
CFIUS	Section 4.06
CFIUS Approval	Section 8.01(d)
Change in the Company Board Recommendation	Section 7.01(d)
Closing	Section 2.03
Closing Date	Section 2.03
COBRA	Section 4.14(g)
Code	Exhibit A
Company	Preamble
Company Applications	Section 4.24
Company Board	Recitals
Company Board Recommendation	Section 7.02(a)
Company Capitalization Date	Section 4.03(a)
Company Common Stock	Exhibit A
Company Disclosure Letter	Exhibit A
Company Employee	Exhibit A
Company Entity	Exhibit A
Company Leased Real Property	Exhibit A
Company Leases	Section 4.13(a)
Company License	Section 4.12(k)
Company Material Adverse Effect	Exhibit A
Company Material Contracts	Section 4.17(a)
Company Owned Intellectual Property	Exhibit A
Company Plans	Section 4.14(b)
Company Preferred Stock	Exhibit A
Company PSUs	Exhibit A
Company Restricted Stock	Exhibit A
Company SEC Documents	Exhibit A
Company Stock Options	Exhibit A
Company Stock Plans	Exhibit A
Company Stockholder Approval	Section 4.02(a)
Company Stockholders’ Meeting	Section 7.02(c)
Company Termination Fee	Exhibit A
Company Union Contracts	Section 4.15

Term	Section
Competing Company Transaction	Exhibit A
Competing Company Transaction Agreement	Exhibit A
Confidentiality Agreement	Section 7.08
Contemplated Transactions	Recitals
Continuation Period	Section 7.10(a)
Continuing Employees	Section 7.10(a)
Contract	Exhibit A
D&O Indemnified Parties	Section 7.04(a)
DGCL	Recitals
Disclosure Letter	Exhibit A
Dissenting Shares	Section 2.09
Domain Names	Exhibit A
Effective Time	Section 2.02
Environmental Laws	Exhibit A
Environmental Permit	Exhibit A
Equity Commitment Letter	Recitals
Equity Financing	Section 5.06(a)
Equity Investors	Recitals
ERISA	Exhibit A
ERISA Affiliate	Exhibit A
EU	Section 4.24
Exchange Act	Exhibit A
Existing Company Credit Agreement	Exhibit A
Free or Open Source Software	Exhibit A
GAAP	Exhibit A
GDPR	Section 4.24
Governmental Authority	Exhibit A
Governmental Order	Exhibit A
Guaranteed Obligation	Section 10.17(a)
Hazardous Substances	Exhibit A
HSR Act	Exhibit A
Insurance Policies	Section 4.23
Intellectual Property	Exhibit A
Interest Rate	Exhibit A
Intervening Event	Section 7.01(d)(i)
IP Participant	Section 4.12(d)
IRS	Exhibit A

Term	Section
Liabilities	Exhibit A
Lien	Exhibit A
Malicious Code	Section 4.12(g)
Maximum Amount	Section 7.04(b)
Merger	Recitals
Merger Fund	Section 3.01(a)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.05(c)
Non-Recourse Party	Section 10.16
Non-U.S. Company Employee	Exhibit A
Non-U.S. Company Plans	Section 4.14(b)
Notice of Superior Proposal	Section 7.01(d)(ii)(1)
Notice Period	Section 7.01(d)(ii)(2)
Open Source Materials	Exhibit A
Parent	Preamble
Parent Benefit Plans	Section 7.10(b)
Parent Disclosure Letter	Exhibit A
Parent Guarantee	Section 10.17(a)
Parent Guarantor	Preamble
Parent Material Adverse Effect	Exhibit A
Parent Welfare Plans	Section 7.10(b)
Parties	Preamble
Party	Preamble
Patents	Exhibit A
Paying Agent	Section 3.01(a)
Per Share Merger Consideration	Section 2.05(b)
Permits	Exhibit A
Permitted Liens	Exhibit A
Person	Exhibit A
PII	Section 4.24
Privacy Laws	Section 4.24
Privacy Statements	Section 4.24
Proceeding	Exhibit A
Product	Exhibit A
Proxy Statement	Section 7.02(a)
PSU Amount	Section 3.02(c)
Related Party	Exhibit A

Term	Section
Representatives	Exhibit A
Revised Transaction Proposal	Section 7.01(d)(ii)(2)
SEC	Exhibit A
Section 721	Section 4.06
Securities Act	Exhibit A
Share	Section 2.05(b)
Software	Exhibit A
Subsidiary	Exhibit A
Superior Proposal	Exhibit A
Surviving Corporation	Section 2.01
Systems	Section 4.12(g)
Takeover Law	Section 7.14
Tax	Exhibit A
Tax Benefits Plan	Exhibit A
Tax Return	Exhibit A
Taxing Authority	Exhibit A
Termination Date	Section 9.01(a)
Trademarks	Exhibit A
Trade Secrets	Exhibit A
Transaction Litigation	Section 7.13
Treasury Regulations	Exhibit A
U.S. Company Employee	Exhibit A
U.S. Company Plans	Section 4.14(a)
Willful Breach	Exhibit A

Exhibit B

FORM OF CERTIFICATE OF MERGER

OF

HOLLY MERGER SUB, INC.,

a Delaware corporation

WITH AND INTO

THE MEET GROUP, INC.,

a Delaware corporation

[________, __], 2020

Pursuant to Title 8, Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), the undersigned corporation executed the following Certificate of Merger:

FIRST: The name and state of incorporation of each of the constituent corporations (the “Constituent Corporations”) participating in the Merger (as defined below) is as follows:

Name	State of Incorporation
Holly Merger Sub, Inc.	Delaware
The Meet Group, Inc.	Delaware

SECOND: The Agreement and Plan of Merger, dated March 5, 2020 (the “Merger Agreement”), by and among The Meet Group, Inc., a Delaware corporation, Holly Merger Sub, Inc., a Delaware corporation, eHarmony Holding, Inc., a Delaware corporation, and, solely for purposes of Section 10.17 of the Agreement, NCG – NUCOM GROUP SE, a European stock corporation, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the Title 8, Section 251 of the DGCL.

THIRD: The name of the surviving corporation of the Merger is The Meet Group, Inc., a Delaware corporation (the “Surviving Corporation”).

FOURTH: The certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit A attached hereto upon the effective time of the Merger as specified in Article FIFTH of this Certificate of Merger.

FIFTH: The Merger is to become effective at such time as this Certificate of Merger is duly filed with the Secretary of State of the State of Delaware.

SIXTH: The executed Merger Agreement is on file at [●], the place of business of the Surviving Corporation.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation on request, without cost, to any stockholder of either of the Constituent Corporations.

[Signature Page Follows]

IN WITNESS WHEREOF, The Meet Group, Inc. has caused this Certificate of Merger to be signed by an authorized officer on the date first above written.

The Meet Group, Inc.

By:
Name:
Title:

[Signature Page to Certificate of Merger]

Exhibit A

(See attached)

Exhibit C

FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THE MEET GROUP, INC.

ARTICLE I

The name of the corporation is The Meet Group, Inc.

ARTICLE II

The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock which the corporation has authority to issue is one thousand (1,000) shares of Common Stock, with a par value of $0.001 per share.

ARTICLE V

The corporation is to have perpetual existence.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the corporation is expressly authorized to make, alter or repeal the bylaws of the corporation.

ARTICLE VII

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Election of directors need not be by written ballot unless the bylaws of the corporation so provide.

C-1

ARTICLE VIII

The corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the corporation or (ii) while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the corporation or elects to continue to serve as a director or officer of the corporation while this Article VIII is in effect. Any repeal or amendment of this Article VIII shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article VIII. Such right shall include the right to be paid by the corporation expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the Delaware General Corporation Law, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise. As used herein, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction in which the director derived an improper personal benefit. Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

C-2

The corporation may additionally indemnify any employee or agent of the corporation to the fullest extent permitted by law.

Without limiting the generality of the foregoing, to the extent permitted by then applicable law, the grant of mandatory indemnification pursuant to this Article VIII shall extend to proceedings involving the negligence of such person.

ARTICLE IX

The corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE X

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * * *

C-3